EXHIBIT 2.9

Confidential

ASSET PURCHASE AGREEMENT

by and between

GLOBAL CROSSING TELECOMMUNICATIONS, INC.

and

MATRIX TELECOM, INC.

Dated as of March 19, 2005

i

4.19	Customers and Suppliers	32
4.20	Insurance	33

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER		33

5.1	Organization of Buyer	33
5.2	Authorization	33
5.3	Compliance with Applicable Law	33
5.4	Litigation	34
5.5	No Conflict or Violation; Consents and Approvals	34
5.6	No Brokers or Finders	34
5.7	Financing	34

ARTICLE VI. COVENANTS OF SELLER AND BUYER		34

6.1	Notification of Certain Matters	34
6.2	Access by Buyer	35
6.3	Conduct of Business	35
6.4	Employee Matters	36
6.5	Use of Seller’s Name	39
6.6	Monthly Revenue Reports	40
6.7	No Additional Representations and Warranties	40
6.8	Disclaimer of Estimates and Projections	40
6.9	Confidentiality	41
6.10	Competing Offers	42
6.11	Loss of Fixtures and Equipment	42

ARTICLE VII. CONDITIONS TO SELLER’S OBLIGATIONS		43

7.1	Accuracy	43
7.2	Covenants	43
7.3	No Laws or Governmental Orders	43
7.4	Governmental Consents and Approvals	43
7.5	Deliveries	44

ARTICLE VIII. CONDITIONS TO BUYER’S OBLIGATIONS		44

8.1	Accuracy	44
8.2	Covenants	44
8.3	No Law or Governmental Orders	44
8.4	Governmental Consents and Approvals	44
8.5	Deliveries	45

ARTICLE IX. POST-CLOSING COVENANTS		45

9.1	Books and Records; Delivery of Purchased Assets	45
9.2	Survival	45
9.3	Indemnification	46

9.4	Limitations on Indemnification	48
9.5	Consents to Assignment and Transfer of Certain Rights and Liabilities	49
9.7	Covenant Not To Compete	51
9.8	Covenant Not To Solicit	52

ARTICLE X. MISCELLANEOUS		52

10.1	Termination	52
10.2	Assignment	53
10.3	Notices	54
10.4	Governing Law	55
10.5	Entire Agreement; Amendments and Waivers	55
10.6	Counterparts	55
10.7	Expenses	55
10.8	Severability	55
10.9	Titles; Gender; Certain Interpretive Matters	55
10.10	Publicity	56
10.11	Exhibits and Schedules; Construction of Certain Provisions	56
10.12	Cumulative Remedies	56
10.13	Service of Process, Consent to Jurisdiction	56
10.14	Time of Essence	56

EXHIBITS AND SCHEDULES

Exhibit A1	-	Guarantee

Exhibit A2	-	Management Services Agreement

Exhibit B	-	Form of Bill of Sale

Exhibit C	-	Form of Assignment of Contracts

Exhibit D	-	Form of Assumption Agreement

Exhibit E	-	Form of Transition Services Agreement

Exhibit F	-	Form of Carrier Services Agreement

Schedule A	-	Revenue Breakdown

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of March 19, 2005, is by and between Global Crossing Telecommunications, Inc., a Michigan corporation (“Seller”), and Matrix Telecom, Inc., a Texas corporation (“Buyer”).

RECITALS

WHEREAS, Seller, through its business unit known as the Small Business Group (“SBG”), is a provider of voice, local and data products to small and medium sized business enterprises;

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, certain assets relating to SBG, and Buyer desires to assume from, and Seller desires to transfer to Buyer, certain liabilities relating to SBG, in each case upon the terms and subject to the conditions of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, Platinum Equity, LLC is guaranteeing the performance of certain payment obligations of Buyer hereunder pursuant to a guarantee in the form attached hereto as Exhibit A1 (the “Guarantee”), and Buyer and Seller are entering into a Management Services Agreement attached hereto as Exhibit A2 (the “MSA”).

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements of the parties contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Defined Terms. As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Action” means any action, Claim, suit, litigation or other proceeding.

“affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

“Aggregate Target Accounts Receivable” means $9,425,136.

“Agreement” means this Asset Purchase Agreement, including all Exhibits and Schedules hereto (including the Disclosure Schedules), as the same may be amended, modified or supplemented from time to time in accordance with its terms.

“Ancillary Agreements” means, collectively, (a) the Guarantee, (b) the Bill of Sale, (c) the Assignment of Contracts, (d) the Assumption Agreement, (e) the Transition Services Agreement, (f) the Carrier Services Agreement (g) the MSA and (h) all other instruments, certificates and documents delivered by the parties pursuant to this Agreement, as each may be amended, modified or supplemented from time to time in accordance with its terms.

“Applicable Cash Purchase Price” means an amount equal to the product of (x) $40,500,000 minus the MSA Holdback Amount and (y) the percentage equal to a fraction, the numerator of which is equal to the aggregate revenue of SBG attributable to the SBG customers that are being transferred to Buyer at any Applicable Closing Date and the denominator of which is equal to the aggregate revenue of SBG as a whole, both as reflected on Schedule A, subject to adjustment in accordance with Sections 2.8 and 2.9.

“Applicable Closing Date” means, (a) with respect to any date of determination, the date that is (i) the third (3) Business Day following receipt by Seller of written notice from Buyer electing to have a Closing; provided, that the parties shall have satisfied or waived all of the conditions precedent to their obligations set forth in Articles VII and VIII (other than the conditions which are not capable of being satisfied until the Applicable Closing Date), except that Buyer may not elect to have a Closing until the parties shall have received all Federal Regulatory Approvals and state Regulatory Approvals to transfer Applicable Purchased Assets accounting for 50% or more of the revenue of SBG as reflected on Schedule A; and, provided, further, that in no event shall Buyer have the right to elect to have more than a total of four Closings under this Agreement and (ii) the third (3) Business Day following the satisfaction or waiver of all the conditions precedent to the obligations of the parties set forth in Articles VII and VIII (other than the conditions which are not capable of being satisfied until the Applicable Closing Date) , and (b) the Holdback Release Date.

“Applicable Purchased Assets” means the Purchased Assets that are sold, conveyed, transferred, assigned and delivered to Buyer on the Applicable Closing Date, which shall include all Purchased Assets that have not been transferred as of such date other than Holdback Assets in existence as of such date.

“Applicable Synthetic Assets” means those Purchased Assets that would have been Applicable Purchased Assets on an Applicable Synthetic Closing Date if Buyer elected to have an Applicable Closing Date instead of an Applicable Synthetic Closing Date.

“Applicable Synthetic Cash Purchase Price” means an amount equal to the product of (x) $40,500,000 minus the MSA Synthetic Holdback Amount and (y) the percentage equal to a fraction, the numerator of which is equal to the aggregate revenue of SBG attributable to the SBG customers that are Applicable Synthetic Assets at any Applicable Synthetic Closing Date and the denominator of which is equal to the aggregate revenue of SBG as a whole, both as reflected on Schedule A.

“Applicable Synthetic Closing Date” means, with respect to the Applicable Synthetic Assets, the date on which the parties have satisfied or waived all of the conditions precedent to their obligations set forth in Articles VII and VIII, including under Sections 7.4 and 8.4, but except for those conditions which are not capable of being satisfied until the Applicable

Closing Date, and Buyer pays to Seller the Applicable Cash Purchase Price but elects not to have Seller transfer the Applicable Synthetic Assets to Buyer and not to assume the Assumed Liabilities relating to the Applicable Purchased Assets relating thereto at such date.

“Business Day” means any day other than Saturday, Sunday or any day that is a legal holiday or a day in which banking institutions in New York are authorized by Law or other governmental action to close.

“Business Employees” means employees of Seller whose employment primarily relates to SBG.

“Buyer Employees” means Business Employees who accept offers of employment from Buyer pursuant to Section 6.4(a) hereof.

“Claim” means any claim, demand, cause of action, chose in action, right of recovery or right of set-off of whatever kind or description against any person.

“COBRA” shall mean the continuation coverage requirements set forth in Sections 601 et seq. of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Competing Offer” means any inquiry, proposal or offer relating to a Competing Transaction.

“Competing Transaction” means any of the following: a sale, transfer or other disposition of all or substantially all of the assets of SBG in a single transaction or series of related transactions.

“Confidentiality Agreement” means that certain confidentiality agreement dated November 29, 2004 by and between an affiliate of Buyer and an affiliate of Seller.

“Contract” means all written contracts, subcontracts, agreements, leases, licenses, commitments, loan agreements, mortgages, security agreements, trust indentures, sales and purchase orders, statements of work, and other instruments, arrangements or understandings of any kind, including any amendments or alterations thereto.

“Disclosure Schedules” means the disclosure schedules delivered by Seller to Buyer and by Buyer to Seller on the date hereof which, among other things, set forth certain exceptions to the representations and warranties contained in Article IV and Article V hereof. Each reference in this Agreement to any numbered Schedule is a reference to that numbered Schedule in the Disclosure Schedules.

“Employee Records” means, with respect to Buyer Employees, copies of all job-related employment documents with the exception of non-work-related medical records or other records the transfer of which to Buyer in connection with the acquisition of the Purchased Assets would be in violation of applicable Law.

“Encumbrance” means any lien, pledge, charge, easement, deed of trust, mortgage, right-of-way, restriction, encumbrance or other security interest of any kind or nature.

“Environmental Laws” means all applicable Laws or Governmental Orders relating to pollution, contamination or protection of the environment (including, without limitation, all applicable Laws or Governmental Orders relating to Hazardous Materials in effect as of the date of this Agreement), including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 6901 et. seq., the Clean Air Act, 42 U.S.C. Sections 7401 et. seq., the Federal Water Pollution Control Act, 33 U.S.C. Sections 1251 et. seq., the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et. seq. and similar state Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means any and all assets, properties, rights or interests not described in the definition of Purchased Assets in this Section 1.1. Without limiting the generality of the foregoing sentence, the term Excluded Assets includes the following assets of Seller as of any Applicable Closing Date relating to or used in connection with SBG, which, notwithstanding any other provision of this Agreement, are expressly excluded from the Purchased Assets and are not to be acquired by Buyer pursuant to this Agreement:

(a) all cash, cash equivalents and bank deposits relating to the operation of SBG and generated by SBG prior to the Applicable Closing Date;

(b) all accounts receivable relating to the operation of SBG that are Holdback Assets as of the Applicable Closing Date;

(c) all SBG customer Contracts that are Holdback Assets as of the Applicable Closing Date;

(d) all of Seller’s rights and remedies pursuant to this Agreement and the Ancillary Agreements, including, without limitation, all Claims in favor of Seller against Buyer, whether arising by counterclaim or otherwise;

(e) the Global Crossing network and network assets;

(f) the name “Global Crossing” or any related or similar trade name, trademark, service mark, domain name or logo;

(g) all assets of Seller or any affiliate thereof that are not used primarily in the operation of SBG;

(h) all Contracts between Seller and its affiliates, except for such agreements specifically identified as Purchased Assets;

(i) except as set forth in Section 6.4 hereof, all assets held by any Seller Plan;

(j) all refunds, credits or claims for refunds or credits related to Taxes of Seller or any affiliate thereof;

(k) all personnel records that are not Employee Records;

(l) all Claims in favor of Seller arising prior to the Applicable Closing Date, other than those pertaining to Purchased Assets or Assumed Liabilities (except for cross-claims and counterclaims pertaining to Purchased Assets or Assumed Liabilities in the event Seller is defending a Claim pertaining to Purchased Assets or Assumed Liabilities, which cross-claims and counterclaims shall constitute Excluded Assets);

(m) all Claims in favor of Seller against third parties, whether arising by way of counterclaim or otherwise, not relating to an Assumed Liability;

(n) all insurance policies relating to SBG and the Purchased Assets held by Seller and all Claims, credits or rights thereunder, including, without limitation, title insurance;

(o) any of Seller’s or any of Seller’s affiliates’ organizational documents, including certificates of incorporation and minute books;

(p) all Permits held by Seller or its affiliates;

(q) all Intellectual Property of Seller and its affiliates, except as set forth on Schedule 1.1(b); and

(r) all access loops used in connection with operations of the SBG.

“Final Closing Date” means the date of a Closing on which there are no remaining Holdback Assets or the date of the Holdback Release Date (within the meaning of clause (ii) of the definition thereof) unless Buyer elects to delay the date of such Final Closing Date to a date no later than March 31, 2006.

“First Applicable Closing Date” means the first Applicable Closing Date to occur after the date of this Agreement.

“Fixtures and Equipment” means all of the equipment (including personal computers, phones, handsets and other computer equipment), furniture, fixtures, furnishings, machinery and other tangible personal property owned by Seller and used primarily in connection with SBG.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any court, government (federal, state, local, foreign or multinational) or other regulatory, administrative or governmental agency or authority.

“Governmental Order” means any judgment, decision, consent decree, injunction, ruling, writ or order of or entered by any Governmental Authority that is binding on any person or its property under applicable Law.

“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any federal, state or local law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any petroleum and petroleum products, asbestos and asbestos containing products, PCBs, waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject SBG to any imposition of costs or liability under any Environmental Law.

“Holdback Assets” means the Purchased Assets that cannot be transferred on any Applicable Closing Date because such transfer would be in violation of applicable Regulatory Law, which shall include the SBG customer Contracts and related accounts receivable for SBG customers located in states for which the parties have not yet received Regulatory Approval to consummate the transactions contemplated herein.

“Holdback Liabilities” means the Assumed Liabilities that cannot be transferred on any Applicable Closing Date because such transfer would be in violation of applicable Regulatory Law, which shall include the performance obligations arising under SBG customer Contracts for SBG customers located in states for which the parties have not yet received Regulatory Approval to consummate the transactions contemplated herein.

“Holdback Release Date” means the earlier to occur of (i) in the event there shall have occurred the First Applicable Closing Date, the date all the state Regulatory Approvals have been received that are required under applicable Regulatory Law in order to transfer all of the Purchased Assets, including all SBG Contracts and (ii) December 30, 2005; provided that the conditions precedent to the obligations of the parties set forth in Articles VII and VIII have been satisfied or waived (other than conditions which by their terms are not capable of being satisfied until the Applicable Closing Date), provided, further that, in the event there shall have occurred the First Applicable Closing or any Applicable Synthetic Closing Date, for purposes of this clause (ii), the Revenue Threshold in each of Sections 7.4 and 8.4 with respect to the receipt of state Regulatory Approvals shall not apply and shall not be deemed a condition precedent to the parties’ obligations to Close, it being understood and agreed that any Holdback Assets may not be transferred in connection with any Closing.

“Independent Accounting Firm” means KPMG or such other independent accounting firm of national reputation mutually appointed by Seller and Buyer.

“Intellectual Property” means (a) all patents and patent rights, trademarks and trademark rights, inventions, copyrights and copyright rights, and all pending applications for registration of patents, trademarks and copyrights, all as used or held for use by Seller or any of its affiliates, (b) business names, Internet domain names, brand names, logos, any and all trade secrets, confidential information, inventions, know-how, formulae, process, procedures, research records, market surveys and any and all other intellectual property rights owned or licensed to

Seller or any of its affiliates and (c) all other computer software programs and subsequent versions thereof, including all source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith relating to, owned or licensed to Seller or any of its affiliates.

“Laws” means any laws, statutes, ordinances, regulations, rules, decrees, executive orders, court decisions and orders of any Governmental Authority.

“Leased Property” means the leasehold real property leased by Seller that is located at 2737 South Ridge Road, Green Bay, WI 54304 and 1120 Pittsford-Victor Road, Pittsford, NY 14534.

“Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, asserted or unasserted, known or unknown, whenever arising, including all costs and expenses relating thereto, and including, without limitation, those liabilities, indebtedness and obligations arising under any Law, Claim, Action, threatened Action, Governmental Order or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Losses” means, in respect of the indemnification obligations of any party pursuant to this Agreement, any and all actual costs, losses, liabilities, obligations, damages, deficiencies and other reasonable out-of-pocket expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of Actions relating to Losses.

“Material Adverse Effect” any material adverse change in, or material adverse effect on, the Purchased Assets, financial condition or results of operations of SBG, individually or taken as a whole, that was not reasonably foreseeable at the date hereof, provided that any such change or effect arising out of or resulting from (a) any change in economic conditions generally or in the industries in which SBG operates, (b) any continuation of an adverse trend or condition at substantially the same historical rate, (c) any change in Law or GAAP or interpretations thereof, (d) any materially adverse change in or effect on the Purchased Assets which is cured (including by the payment of money) by Seller to the reasonable satisfaction of Buyer before the termination of this Agreement in accordance with its terms, or (e) this Agreement or the transactions contemplated hereby, including, without limitation, the announcement or pendancy thereof, shall not be considered when determining whether a Material Adverse Effect has occurred.

“MSA Holdback Amount” means $1,000,000.

“MSA Synthetic Holdback Amount” means $8,000,000.

“ordinary course of business” or “ordinary course” or any similar phrase means the ordinary course of the business conducted by Seller with respect to SBG.

“Permits” means all permits, licenses, franchises and other governmental authorizations, consents and approvals.

“Permitted Encumbrances” means (a) Encumbrances imposed by Law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’ and laborers’ liens incurred in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, consistently applied, (b) Permitted Tax Liens, (c) planning restrictions, easements, licenses, rights of way, declarations, reservations, provisions, covenants, conditions, waivers, irregularities, survey exceptions or other title matters or Encumbrances (and, with respect to leasehold interests, Encumbrances and other obligations incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee) which do not materially impair the use (in the manner currently used) or value of the parcel of property to which they relate, (d) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Authorities and (e) any extensions, renewals and replacements of any of the foregoing.

“Permitted Tax Liens” means (a) Encumbrances securing the payment of Taxes which are either not delinquent or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, consistently applied and (b) Encumbrances for current Taxes not yet due and payable.

“person” means an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated organization, a government or any department or agency thereof or any other entity.

“Primary Closing Date” means the earlier to occur of (i) the First Applicable Closing Date and (ii) the Holdback Release Date.

“Purchased Assets” means all of Seller’s and its affiliates’ right, title and interest in and to the properties, assets and rights primarily related to SBG, including, without limitation:

(a) all assets owned or leased by Seller located at the Leased Properties and used primarily with respect to SBG;

(b) all SBG Contracts;

(c) all Fixtures and Equipment used primarily by the Buyer Employees;

(d) all deposits, credits, security deposits, advance payments, prepaid items and expenses and deferred charges primarily relating to SBG with respect to the Purchased Assets or services to be provided following the Primary Closing Date;

(e) all billed and unbilled accounts receivable relating to the operation of SBG;

(f) all books, operating records and similar items of Seller relating primarily to the Purchased Assets except to the extent it contains trade secrets of Seller used in Seller’s businesses other than SBG;

(g) all Employee Records;

(h) all Intellectual Property set forth on Schedule 1.1(b); and

(i) all Claims arising prior to the Final Closing Date pertaining to the Purchased Assets or Assumed Liabilities (other than cross claims and counterclaims in the event Seller is defending a Claim pertaining to Excluded Assets or Retained Liabilities, which cross-claims and counterclaims to the extent relating to a particular Claim shall constitute Excluded Assets);

(j) the local Internet dial-up numbers used by SBG under the GRIC Contract and the related access information, to the extent Seller is able to receive the approval of the other parties to the GRIC Contract to transfer such dial-up numbers pursuant hereto; and

(k) the New Lockbox.

Notwithstanding the foregoing, the Purchased Assets shall not include any of the Excluded Assets. For the avoidance of doubt, the parties acknowledge and agree that any services to be provided to Buyer under the Ancillary Agreements and any assets, properties or rights held by Seller and used in connection with the provision of such services do not primarily relate to SBG and are therefore Excluded Assets.

“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

“Representative” means, with respect to any person, any officer, director, principal, attorney, agent, employee or other authorized representative of such person.

“Retained Liabilities” means all Liabilities of Seller relating to SBG other than the Assumed Liabilities and the Holdback Liabilities (in existence as of any given Applicable Closing Date), which, notwithstanding any other provision of this Agreement, will not be assumed by Buyer, including, without limitation:

(a) all Liabilities of Seller relating to Excluded Assets;

(b) all Liabilities of Seller for Taxes other than Liabilities that are apportioned to Buyer pursuant to Section 2.5 or 2.6 hereof;

(c) all payment obligations of Seller for goods and services provided to Seller before the Primary Closing Date;

(d) subject to Section 6.4 hereof, all Liabilities under Seller Plans, including for wages, pensions, retiree or other benefits, overtime, workers compensation benefits, occupational safety and health liabilities and other similar Liabilities in respect of Business Employees relating to the periods or events occurring before the Primary Closing Date, and all Liabilities with respect to Business Employees who do not become Buyer Employees, whether arising prior to, on or after the Primary Closing Date;

(e) all Liabilities in respect of indebtedness for borrowed money or outstanding checks or drafts;

(f) all Liabilities of any kind of Seller to any affiliate of Seller, or of any affiliate of Seller to Seller or any other affiliate of Seller (except as provided in any of the Ancillary Agreements);

(g) all Liabilities arising out of or resulting from any breach of any SBG Contract by Seller or any of its affiliates on or prior to the Applicable Closing Date on which such SBG Contract is an Applicable Purchased Asset;

(h) all Liabilities to any person for the refund of any amounts paid to Seller or any of its affiliates for any reason;

(i) all litigation related to or arising out of the operation of SBG prior to the Applicable Closing Date, regardless of when such litigation is commenced; and

(j) any other Liability arising with respect to events occurring prior to the Applicable Closing Date.

“SBG Contracts” means all Contracts between Seller or any of its affiliates, on the one hand, and a third party, on the other hand, relating primarily to the operation of SBG, including all customer Contracts of SBG and any Contract that generated revenue as reflected on the revenue statements of SBG.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Plans” means (a) bonus, deferred compensation, pension, retirement, profit-sharing, equity, thrift, savings, employment, time-off, disability insurance, sickness, termination, severance, compensation, life insurance, retiree health benefits, workers’ compensation, medical, health or other plans, agreements, policies or arrangements that cover the Business Employees; (b) any “employee welfare benefit plan,” as defined in Section 3(1) of ERISA or any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, which Seller or any affiliate of Seller sponsors or to which Seller or any affiliate of Seller contributes or is required to contribute, or under which Seller or any affiliate of Seller may incur any Liability, and which covers any Business Employee or former Business Employee, including each multi-employer welfare benefit plan; and (c) any “multi-employer plan,” as defined in Section 4001(a)(3) of ERISA, to which Seller or any affiliate of Seller has contributed or been obligated to contribute within the past six years, and which covers any Business Employee or former Business Employee.

“Sublease Agreements” means the sublease agreements in form and substance reasonably satisfactory to the parties.

“Subleased Property” means the real property located at 161 Chestnut Street, Rochester, NY 14604 and 2737 South Ridge Road, Green Bay, WI 54307.

“Taxes” means all taxes (including franchise taxes), charges, fees, levies or other assessments imposed by any Taxing Authority and based on or measured solely with respect to net income or profits, including any interest, penalties or additions attributable or imposed with respect thereto, and all taxes, charges, levies, fees or other assessments, including, but not limited to, transfer, gross receipt, sales, use, service, telecommunications, occupation, ad valorem, property, payroll, personal property, excise, severance, premium, stamp, documentary, license, registration, social security, employment, unemployment, disability, environmental (including taxes under Section 59A of the Code), add-on, value-added, withholding (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return therefor), commercial rent and occupancy taxes, and any estimated taxes, deficiency assessments, interest, penalties and additions to tax or additional amounts in connection therewith, imposed by any Taxing Authority.

“Tax Return” means any return, report or similar statement or form required to be filed with respect to any Tax (including any attached schedules and related or supporting information), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax or exercising Tax regulatory authority.

“Total Cash Purchase Price” means the sum of all Applicable Cash Purchase Price payments and the MSA Holdback Amount, which shall equal $40,500,000, subject to adjustments made in accordance with Sections 2.8 and 2.9.

1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Accounts Proposed Amount	2.8(e)
Accounts Receivable Closing Statement	2.9(f)
Accounts Receivable Dispute Notice	2.9(d)
Accounts Receivable Proposed Amount	2.9(f)
Accrued Employee Payments	6.4(h)
Actual Accounts Receivable Statement	2.9(c)
Actual Accounts Receivable	2.9(c)
Actual Closing Accounts	2.8(b)
Actual Closing Accounts Receivable	2.8(b)
Actual Closing Accrued Employee Payments	2.8(b)
Actual Statement	2.8(b)

Term	Section
Adjustment Amount	2.8(a)
Assignment of Contracts	3.3(a)(ii)
Assumed Liabilities	2.2
Assumption Agreement	3.3(b)(iii)
Bill of Sale	3.3(a)(i)
Buyer	Preamble
Buyer Employee	6.4(a)
Buyer Plans	6.4(b)
Buyer Proration Amount	2.6(a)
Buyer Welfare Plans	6.4(c)
Buyer’s 401(k) Plan	6.4(g)
Cap	9.4(a)
Carrier Services Agreement	3.3(a)(iv)
Cash Purchase Price	2.3(a)
Claim Notice	9.3(c)
Closing	3.1
Closing Accounts Receivable Statement	2.8(e)
Closing Date	3.1
Communications Act	2.7(b)
Competing Business	9.7
Confidential Information	6.9(a)
Dispute Notice	2.8(c)
Equity Commitment Letter	5.7(a)
Estimated Accounts Receivable	2.8(a)
Estimated Statement	2.8(a)
FCC	2.7(b)
Final Closing Accounts Receivable Estimated Statement	2.9(b)
Final Closing Adjustment Amount	2.9(b)
Final Closing Estimated Accounts Receivable	2.9(b)
Final Closing Target Accounts Receivable	2.9(b)
Financing	5.7(a)
FMLA	6.4(a)
Guarantee	Recitals
Indemnified Claim	9.3(d)
Independent Accounting Firm	2.8(d)
Leases	4.7
Material Contracts	4.15
New Lockbox	9.6
Noncompete Customers	9.7
Post-Closing Partial Period	2.6(a)
Pre-Closing Partial Period	2.6(a)
Primary Closing Accounts Receivable Estimated Statement	2.9(a)

Term	Section
Primary Closing Adjustment Amount	2.9(a)
Primary Closing Estimated Accounts Receivable	2.9(a)
Primary Target Accounts Receivable	2.9(a)
Primary True Up Amount	2.9(h)
PUCs	2.7(b)
Purchase Price	2.3
Purchase Price Allocation Schedule	2.4
Regulatory Approvals	2.7(b)
Regulatory Law	2.7(b)
Revenue Threshold	7.4
SBG	Recitals
Seller	Preamble
Seller Marks	6.5(a)
Seller Proration Amount	2.6(a)
Seller Successor	9.7
Seller Welfare Plans	6.4(c)
Supplement Schedules	6.1
Surviving Covenants	9.2(b)
Target Accounts Receivable	2.8(a)
Transfer Fees	2.5
Transition Services Agreement	3.3(a)(iii)
True Up Amount	2.8(g)
USERRA	6.4(a)
WARN Act	6.4(e)

1.3 Seller’s Knowledge. Whenever a phrase herein is qualified by “to the knowledge of Seller” or a similar phrase, it shall mean the actual knowledge, without independent investigation, of the employees of Seller listed on Schedule 1.3.

ARTICLE II.

PURCHASE AND SALE OF ASSETS

2.1 Transfer of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing Date, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s rights, title and interests in and to the Applicable Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. To the extent any of the Applicable Purchased Assets are owned by an affiliate of Seller and are not owned by Seller, Seller shall cause the owner of such Applicable Purchased Assets to either transfer such assets to Seller prior to the Applicable Closing Date or shall cause such affiliate to transfer such assets to Buyer without additional consideration at the Applicable Closing Date, and, upon request, to execute and deliver a bill of sale or other instrument of transfer evidencing such transfer to Buyer. Without limiting the generality of the foregoing, whenever this Agreement requires Seller to take any action, such requirement shall be deemed to include an undertaking on the part of Seller to cause its affiliates to take such action, as necessary and any representation and warranty contained herein shall be deemed to refer to Seller and its other affiliates that conduct SBG, as a collective group.

2.2 Assumption of Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing Date, Buyer shall assume, pay, perform and discharge in due course the following Liabilities (the “Assumed Liabilities”):

(i) all Liabilities relating to the Applicable Purchased Assets (other than Liabilities caused or incurred by Seller prior to the Applicable Closing Date);

(ii) all Liabilities of Seller and its affiliates incurred after the Applicable Closing Date (other than Liabilities arising from events occurring prior to the Applicable Closing Date), arising with respect to events occurring after the Applicable Closing Date, under all SBG Contracts, other than Holdback Assets in existence as of such Applicable Closing Date, and real and personal property Leases included in the Purchased Assets;

(iii) all Liabilities with respect to Buyer Employees for which Buyer is responsible pursuant to Section 6.4 hereof, and all Liabilities incurred after the Primary Closing Date (other than Liabilities arising from events occurring prior to the Primary Closing Date), with respect to Buyer Employees;

(iv) all Liabilities for Taxes with respect to the Purchased Assets for which Buyer is liable pursuant to Sections 2.5 and 2.6 hereof and all Liabilities with respect to any Tax that may be imposed by any Governmental Authority or Taxing Authority on the ownership, sale, operation or use of the Applicable Purchased Assets after the Applicable Closing Date to the extent arising out of events occurring after the Applicable Closing Date;

(v) all Liabilities that Buyer or any of its affiliates has assumed or agreed to pay for or be responsible for, or will assume or agree to pay for or be responsible for, pursuant to the Ancillary Agreements; and

(vi) without limiting the generality of the foregoing, all Liabilities arising out of the ownership (other than with respect to Liabilities caused or incurred by Seller prior to Closing), sale, operation, use or condition of the Applicable Purchased Assets after the Applicable Closing Date, including all Liabilities in respect of any Actions against Seller or its affiliates that arise out of the ownership (other than Liabilities arising from events occurring prior to the Applicable Closing Date), sale, operation, use or condition of the Applicable Purchased Assets after the Applicable Closing Date, except to the extent Buyer is expressly indemnified for such Liabilities pursuant to the terms of this Agreement.

Notwithstanding the foregoing, the Assumed Liabilities shall not include any of the Retained Liabilities.

(b) Buyer shall take, or cause to be taken, all actions reasonably necessary to cause the assumption on the Applicable Closing Date by Buyer of the Assumed Liabilities, including, without limitation, the execution and delivery at each such time of the applicable Assumption Agreement.

2.3 Purchase Price. The Purchase Price for the Purchased Assets (the “Purchase Price”) shall be an amount equal to (a) the Total Cash Purchase Price plus (b) the assumption of the Assumed Liabilities.

2.4 Allocation of Purchase Price. Seller and Buyer agree that as soon as reasonably practical after the Final Closing Date and prior to the filing of any Tax Return which includes information related to the transactions contemplated by this Agreement, the Purchase Price shall be allocated among the Purchased Assets, the licenses referred to in Section 6.5, and the non-compete referred to in Section 9.7, in accordance with an allocation schedule (the “Purchase Price Allocation Schedule”) proposed by Seller and reasonably acceptable to Buyer, which shall be prepared in a manner required by Section 1060 of the Code and other applicable Law and delivered by Seller to Buyer within thirty (30) days after the date that each of the Actual Closing Accounts Receivable is finally determined in accordance with Section 2.9 (it being understood and agreed that Seller shall deliver the Purchase Price Allocation Schedule (or any relevant portion thereof) to Buyer as promptly as practicable, and within a reasonable period of time prior to the date an IRS Form 8594 “Asset Acquisition Statements Under Section 1060” or other applicable Tax filing required to be filed with the applicable Taxing Authorities prior to the Final Closing Date). In connection therewith, Seller and Buyer shall discuss the allocation of the Purchase Price and attempt in good faith to reach agreement with respect thereto. Seller and Buyer may jointly agree to obtain the services of an Independent Accounting Firm to assist the parties in determining the fair value of the Purchased Assets if agreement is not reached with respect to the Purchase Price Allocation Schedule. If such an appraisal is made, both Seller and Buyer agree to accept the Independent Accounting Firm’s determination of the fair value of the Purchased Assets. The parties shall jointly select the Independent Accounting Firm. The cost of the appraisal shall be borne equally by Seller and Buyer. If agreement is reached with respect to the allocation of the Purchase Price, Seller and Buyer shall prepare mutually acceptable and substantially identical IRS Form 8594 “Asset Acquisition Statements Under Section 1060” consistent with the Purchase Price Allocation Schedule which the parties shall use to report the transactions contemplated by this Agreement to the applicable Taxing Authorities. Each of Seller and Buyer agree to provide the other promptly with any other information required to complete IRS Form 8594.

2.5 Closing Costs; Transfer Taxes and Fees. Buyer and Seller shall be responsible for, and share equally the costs of, (a) all sales, use, transfer and other Taxes and fees, if any, imposed by reason of the transfer of the Purchased Assets provided hereunder (and any deficiency, interest or penalty asserted with respect thereto) and (b) all recording, filing and registration fees or other charges in connection with or as a direct result of the transfer of the Purchased Assets (collectively, the “Transfer Fees”). Buyer shall file all necessary documentation and Tax Returns with respect to such Transfer Fees and Seller shall reasonably cooperate upon Buyer’s request.

2.6 Proration and Certain Tax Matters.

(a) Proration. Except as provided in this Agreement (including Section 2.6 hereof), Buyer and Seller agree that the items listed below relating to the Purchased Assets will be prorated as of the Primary Closing Date, with Seller liable to the extent such items relate to (i) any time period ending prior to 12:01 a.m. on the Primary Closing Date and (ii) any time period beginning before the Primary Closing Date and ending after 12:01 a.m. on the Primary Closing Date, but only with respect to the portion of such time period up to and not including 12:01 a.m. on the Primary Closing Date (such portion, a “Pre-Closing Partial Period”) (the sum of all such amounts for which Seller is liable, the “Seller Proration Amount”), and Buyer liable to the extent such items relate to (i) any time period beginning on or after 12:01 a.m. on the Primary Closing Date and (ii) any time period beginning before the Primary Closing Date and ending after 12:01 a.m. on the Primary Closing Date, but only with respect to the portion of such time period beginning on or after 12:01 a.m. on the Primary Closing Date (such portion, a “Post-Closing Partial Period”) (the sum of all such amounts for which Buyer is liable, the “Buyer Proration Amount”):

(i) real property Taxes, personal property Taxes and similar ad valorem obligations levied on or with respect to the Purchased Assets;

(ii) other periodic charges and expenses that are unpaid as of the Primary Closing Date.

Notwithstanding the foregoing, Buyer shall not be responsible for any corporate allocations to SBG by Seller or its affiliates.

(b) Calculation. In connection with the prorations referred to in (a) above, all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Primary Closing Date shall be apportioned between Seller and Buyer based on the number of days of the Pre-Closing Partial Period and the number of days of the Post-Closing Partial Period. In the event that actual figures are not available at the time of calculation, the proration shall be based upon the actual Taxes or fees for the preceding year (or appropriate period) for which actual Taxes or fees are available and such Taxes or fees shall be reprorated and payment attributable to such reproration shall be made within twenty (20) days of the date that the actual final amounts become available. Seller and Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 2.6.

(c) Tax Returns. With respect to Taxes to be prorated in accordance with this Section 2.6 only, Buyer shall prepare and timely file all Tax Returns required to be filed after the Primary Closing Date with respect to the Purchased Assets, if any, and shall duly and timely pay all Taxes shown to be due on such Tax Returns, subject to prompt reimbursement by Seller in accordance with this Section 2.6. Buyer’s preparation of any such Tax Returns shall be subject to Seller’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Buyer shall make such Tax Returns available for Seller’s review and approval no later than fifteen (15) Business Days prior to the due date for filing such Tax Return.

(d) Cooperation. Each of Buyer and Seller shall provide the other with such assistance as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to Liability for Taxes with respect to the Purchased Assets. Any information obtained pursuant to this Section 2.6(d) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the parties hereto in accordance with Section 6.9 hereof.

2.7 Further Assurances and Regulatory Approvals.

(a) Upon the terms and subject to the conditions contained herein, each of the parties agrees, both before and after the Final Closing Date, (i) to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to satisfy the conditions precedent to each party’s obligations hereunder, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and (iii) to cooperate with each other in connection with the foregoing. In furtherance and not in limitation of the foregoing, each party hereto agrees to file all necessary applications for Regulatory Approvals (as defined below), including pursuant to all Regulatory Laws (as defined below) at the appropriate Governmental Authority with respect to the transactions contemplated hereby as promptly as practical after the date hereof.

(b) Each of Buyer and Seller shall, in connection with the efforts referenced in Section 2.7(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under all applicable Regulatory Law (“Regulatory Approvals”), use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Federal Communications Commission (the “FCC”), state telecommunications regulatory agencies (“PUCs”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) in each case regarding any of the transactions contemplated hereby, consult with each other in advance of any meeting or conference with the FCC, PUCs or any such other Governmental Authority or, in connection with any Action by a private party, with any other person, and to the extent permitted by the FCC, PUCs or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences. With respect to pre-Closing matters (i) Buyer and Seller joint filings shall be initially prepared by Buyer, and Seller shall review and have the right to comment on and approve (which approval shall not be unreasonably withheld, conditioned or delayed) in advance drafts of all communications, petitions, applications and other filings made or prepared by Buyer in connection with obtaining the requisite approvals and authorizations from the appropriate Governmental Authorities for the transactions contemplated hereby and (ii) with respect to filings that are not Buyer and Seller joint filings, each party shall have the right to review, comment on and approve (which approval shall not be unreasonably withheld, conditioned or delayed) in advance drafts of all communications, petitions, applications and other filings made or prepared by the other party in connection with obtaining the requisite approvals and authorizations from the appropriate Governmental Authorities for the transactions contemplated hereby. In furtherance of and not in limitation of the foregoing, the parties agree to file all necessary applications for required consents with PUCs jointly to the extent permitted under applicable Laws and to the extent reasonably necessary under the circumstances. For purposes of this Agreement, “Regulatory Law” means the Communications Act of 1934, as amended (the “Communications Act”) and all other Laws that are designed or intended to regulate the provision of telecommunications or other services. Except with respect to counsel or other advisors retained by a party, for which such party shall bear its own expenses, the parties shall share equally in all costs, including attorneys fees, filings fees and the like, incurred in seeking and obtaining the necessary Regulatory Approvals.

2.8 Accrued Employee Payments.

(a) Seller shall deliver to Buyer, not later than three (3) Business Days prior to the Primary Closing Date, a good faith estimate of Accrued Employee Payments (the “Employee Estimated Statement”) as of the close of business on the day immediately preceding the Primary Closing Date. Such estimate shall be signed by the chief financial officer or other authorized officer of Seller, who shall certify that such estimate was prepared in good faith in accordance with GAAP and from the books and records of Seller. The Applicable Cash Purchase Price payable by Buyer at the Primary Closing Date shall be reduced by an amount equal to the Accrued Employee Payments as set forth on the Employee Estimated Statement.

(b) Seller shall prepare and deliver to Buyer, not later than forty-five (45) days after the Primary Closing Date, a statement (the “Actual Statement”) setting forth a calculation of Accrued Employee Payments, both as of the close of business on the day immediately preceding the Primary Closing Date (and as such may be adjusted following resolution of disputes in accordance with this Section 2.8 (the “Actual Closing Accrued Employee Payments”)). Such statement shall be signed by the chief financial or other authorized officer of Seller, who shall certify that such statement was prepared in good faith in accordance with GAAP from the books and records of Seller. In connection with the calculation and preparation of the Actual Statement, Buyer shall provide Seller and its independent certified public accountants reasonable access to Buyer Employees and related personnel and all books and records of the Purchased Assets.

(c) If within forty-five (45) days following receipt of the Actual Statement by Buyer, Buyer has not provided Seller written notice of its objection as to the calculation of the Actual Statement (the “Dispute Notice”), then the determination of Actual Accrued

Employee Payments, as calculated by Seller shall be binding and conclusive on the parties. Buyer may waive this forty-five (45) day period by providing written notice to Seller of its acceptance of the Actual Statement. During such period, Seller shall give Buyer reasonable access to the personnel and books and records of Seller relevant to the calculation of Actual Closing Accrued Employee Payments.

(d) If Buyer timely delivers to Seller the Dispute Notice (which notice shall state the basis of Buyer’s objection) within such forty-five (45) day period, Seller and Buyer shall use commercially reasonable efforts for a period of ten (10) days after Seller’s receipt of the Dispute Notice (or such longer period as Seller and Buyer shall mutually agree upon) to resolve any disputes raised by Buyer with respect to the calculation of Actual Closing Accrued Employee Payments, and Buyer and Seller shall provide information to the other party (as reasonably requested) related to the items of disagreement set forth in the Dispute Notice. Buyer and its Representatives shall have all reasonable rights of access to the personnel and books and records of Seller that are primarily related to SBG for such purposes. If at the end of such ten (10) day period, Buyer and Seller fail to resolve the issues outstanding with respect to the Actual Statement, Buyer and Seller shall refer any remaining disagreements to the Independent Accounting Firm.

(e) If issues are submitted to the Independent Accounting Firm for resolution: (i) each of Buyer and Seller shall submit to the Independent Accounting Firm their respective calculation of Actual Closing Accrued Employee Payments (each an “Accounts Proposed Amount”) within ten (10) days after the ten (10) day resolution period discussed in Section 2.8(d); (ii) Buyer and Seller shall furnish or cause to be furnished to the Independent Accounting Firm such work papers and other documents and information relating to the disputed issues as the Independent Accounting Firm may reasonably request and are available to that party or its Representatives and shall be afforded the opportunity to present to the Independent Accounting Firm any material relating to the disputed issues and to discuss the issues with the Independent Accounting Firm; and (iii) the Independent Accounting Firm shall make its own determination of the matters in dispute, as set forth in a notice to be delivered to Buyer and Seller (“Closing Statement”) within thirty (30) days of the submission to the Independent Accounting Firm of the Accounts Proposed Amounts, which shall be final, binding and conclusive on the parties and which shall not be less than as set forth in the Actual Statement nor greater than as set forth in the Dispute Notice.

(f) The fees and expenses of the Independent Accounting Firm (including any retainers) shall be borne equally by Buyer and Seller. Buyer and Seller shall each bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure.

(g) The Total Closing Cash Purchase Price shall be (x) decreased by an amount equal to the difference between the Actual Closing Accrued Employee Payments and the Accrued Employee Payments in the Employee Estimated Statement in the event such difference is a positive number or (y) increased by an amount equal to the absolute value of the difference between the Actual Closing Accrued Employee Payments and the Accrued Employee Payments in the Employee Estimated Statement in the event such difference is a negative number.

(h) Any adjustment to the Total Closing Cash Purchase Price pursuant to Section 2.8(g) shall be paid by wire transfer of immediately available funds to the account specified by Seller, if Seller is owed payment, or to the account specified by Buyer, if Buyer is owed payment, within three (3) days after (A) the Independent Accounting Firm’s determination of Actual Closing Accrued Employee Payments as set forth on the Closing Statement has become final and binding in accordance with Section 2.8(e) or (B) the date the Actual Statement has become final and binding in accordance with Section 2.8(c).

(i) Any payment made pursuant to this Section 2.8 shall (1) be accompanied by the payment of interest on the amount so paid, from and including the Primary Closing Date but excluding the date of the payment, calculated on a monthly basis at the prime rate of interest published in the Wall Street Journal, Eastern Edition in effect from time to time during the period beginning on the date of the Primary Closing Date and ending on the date of payment and (2) be treated for all purposes as an adjustment to the Purchase Price.

2.9 Accounts Receivable Adjustment.

(a) Seller shall deliver to Buyer, not later than three (3) Business Days prior to the Primary Closing Date, a good faith estimate of (i) SBG billed accounts receivable in respect of the Applicable Purchased Assets transferred as of such Primary Closing Date (the “Primary Closing Accounts Receivable Estimated Statement”) as of the close of business on the day immediately preceding the Primary Closing Date. Such estimate shall be signed by the chief financial officer or other authorized officer of Seller, who shall certify that such estimate was prepared in good faith in accordance with GAAP and from the books and records of Seller. If the aggregate SBG billed accounts receivable amount as set forth on the Primary Closing Accounts Receivable Estimated Statement (the “Primary Closing Estimated Accounts Receivable”) is equal to or exceeds the product of (x) a percentage equal to a fraction the numerator of which is equal to the aggregate revenue of SBG attributable to the SBG customers that are being transferred on the Primary Closing Date and the denominator of which is equal to the aggregate revenue of SBG as a whole, both as reflected on Schedule A and (y) the Aggregate Target Accounts Receivable (the “Primary Target Accounts Receivable”), the Applicable Cash Purchase Price payable by Buyer on the Primary Closing Date shall not be adjusted. If the Primary Target Accounts Receivable exceeds the Primary Closing Estimated Accounts Receivable, the Applicable Cash Purchase Price payable by Buyer on the Primary Closing Date shall be reduced by an amount equal to such excess (the “Primary Closing Adjustment Amount”). During the period between the date hereof and the Primary Closing Date, Seller shall bill the customers of SBG only in the ordinary course of business consistent with its past billing practices.

(b) Seller shall deliver to Buyer, not later than three (3) Business Days prior to the Final Closing Date, a good faith estimate of (i) SBG billed accounts receivable in respect of the Applicable Purchased Assets transferred during the period from the Primary Closing Date to and including the Final Closing Date (provided that the Primary Closing Date is not the date of the Final Closing Date) (the “Final Closing Accounts Receivable Estimated Statement”) as of the close of business on the day immediately preceding the Final Closing Date. Such estimate shall be signed by the chief financial officer or other authorized officer of Seller, who shall certify that such estimate was prepared in good faith in accordance with GAAP and from the books and records of Seller. If the aggregate SBG billed accounts receivable amount as set forth on the Final Closing Accounts Receivable Estimated Statement (the “Final Closing Estimated Accounts Receivable”) is equal to or exceeds the product of (x) a percentage equal to a fraction the numerator of which is equal to the aggregate revenue of SBG attributable to the SBG customers that have been transferred the period from the Primary Closing Date to and including the Final Closing Date or are being transferred on the Final Closing Date and the denominator of which is equal to the aggregate revenue of SBG as a whole, both as reflected on Schedule A and (y) the Aggregate Target Accounts Receivable (the “Final Closing Target Accounts Receivable”), the Applicable Cash Purchase Price payable by Buyer on the Final Closing Date shall not be adjusted. If the Final Closing Target Accounts Receivable exceeds the Final Closing Estimated Accounts Receivable, the Applicable Cash Purchase Price payable by Buyer on the Final Closing Date shall be reduced by an amount equal to such excess (the “Final Closing Adjustment Amount”). During the period between the date hereof and the Final Closing Date, Seller shall bill the customers of SBG only in the ordinary course of business consistent with its past billing practices.

(c) Seller shall prepare and deliver to Buyer, not later than forty-five (45) days after each of the Primary Closing Date and the Final Closing Date (provided that the Primary Closing Date is not the date of the Final Closing Date), a statement (each, an “Actual Accounts Receivable Statement”) setting forth a calculation of the aggregate SBG billed accounts receivable that constituted Applicable Purchased Assets transferred as of the Primary Closing Date and from the Primary Closing Date to and including the Final Closing Date (as applicable), in each case measured as of the close of business on the day immediately preceding each such Applicable Closing Date (and as such may be adjusted following resolution of disputes in accordance with this Section 2.9, each an “Actual Accounts Receivable”). Such statement shall be signed by the chief financial or other authorized officer of Seller, who shall certify that such statement was prepared in good faith in accordance with GAAP from the books and records of Seller. In connection with the calculation and preparation of the Actual Accounts Receivable Statement, Buyer shall provide Seller and its independent certified public accountants reasonable access to Buyer Employees and related personnel and all books and records of the Purchased Assets.

(d) If within forty-five (45) days following receipt of any Actual Accounts Receivable Statement by Buyer, Buyer has not provided Seller written notice of its objection as to the calculation of such Actual Accounts Receivable Statement (each, an “Accounts Receivable Dispute Notice”), then the determination of Actual Closing Accounts Receivable, as calculated by Seller shall be binding and conclusive on the parties. Buyer may waive this forty-five (45) day period by providing written notice to

Seller of its acceptance of the Actual Accounts Receivable Statement. During such period, Seller shall give Buyer reasonable access to the personnel and books and records of Seller relevant to the calculation of Actual Accounts Receivable.

(e) If Buyer timely delivers to Seller an Accounts Receivable Dispute Notice (which notice shall state the basis of Buyer’s objection) within such forty-five (45) day period, Seller and Buyer shall use commercially reasonable efforts for a period of ten (10) days after Seller’s receipt of such Accounts Receivable Dispute Notice (or such longer period as Seller and Buyer shall mutually agree upon) to resolve any disputes raised by Buyer with respect to the calculation of Actual Accounts Receivable, and Buyer and Seller shall provide information to the other party (as reasonably requested) related to the items of disagreement set forth in the Accounts Receivable Dispute Notice. Buyer and its Representatives shall have all reasonable rights of access to the personnel and books and records of Seller that are primarily related to SBG for such purposes. If at the end of such ten (10) day period, Buyer and Seller fail to resolve the issues outstanding with respect to such Actual Accounts Receivable Statement, Buyer and Seller shall refer any remaining disagreements to the Independent Accounting Firm.

(f) If issues are submitted to the Independent Accounting Firm for resolution: (i) each of Buyer and Seller shall submit to the Independent Accounting Firm their respective calculation of Actual Closing Accounts Receivable (each an “Accounts Receivable Proposed Amount”) within ten (10) days after the ten (10) day resolution period discussed in Section 2.9(d); (ii) Buyer and Seller shall furnish or cause to be furnished to the Independent Accounting Firm such work papers and other documents and information relating to the disputed issues as the Independent Accounting Firm may reasonably request and are available to that party or its Representatives and shall be afforded the opportunity to present to the Independent Accounting Firm any material relating to the disputed issues and to discuss the issues with the Independent Accounting Firm; and (iii) the Independent Accounting Firm shall make its own determination of the matters in dispute, as set forth in a notice to be delivered to Buyer and Seller (each, an “Accounts Receivable Closing Statement”) within thirty (30) days of the submission to the Independent Accounting Firm of the Accounts Receivable Proposed Amounts, which shall be final, binding and conclusive on the parties and which shall not be greater than as set forth in the Actual Accounts Receivable Statement nor less than as set forth in the Accounts Receivable Dispute Notice.

(g) The fees and expenses of the Independent Accounting Firm (including any retainers) shall be borne equally by Buyer and Seller. Buyer and Seller shall each bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure.

(h) (i) If the aggregate amount of Total Cash Purchase Price was decreased at the Primary Closing Date pursuant to Section 2.9(a) by the Primary Closing Adjustment Amount and the Primary Closing Target Accounts Receivable exceeds the Actual Accounts Receivable for the Primary Closing Date, then the Total Cash Purchase Price shall be (x) increased by an amount equal to the Primary True Up Amount in the event the Primary True Up Amount is a positive number or (y) decreased by an amount equal to the absolute value of the Primary True Up Amount in the event the Primary True Up Amount is a negative number, (ii) if the Total Cash Purchase Price was not adjusted at the Primary Closing Date pursuant to Section 2.9(a) and the Primary Closing Target Accounts Receivable exceeds the Actual Accounts Receivable for the Primary Closing Date, then the Total Cash Purchase Price shall be decreased by the amount of any such excess and (iii) if the Total Cash Purchase Price was not adjusted at the Primary Closing Date pursuant to Section 2.9(a) and the Actual Accounts Receivable for the Primary Closing Date is greater than the Primary Target Accounts Receivable, then there shall be no adjustment to the Total Cash Purchase Price. For the purposes of this Section 2.9, the “Primary True Up Amount” means the difference between Actual Closing Accounts Receivable at the Primary Closing Date and the Primary Closing Estimated Accounts Receivable, which may be a positive or negative number.

(i) If the aggregate amount of Total Cash Purchase Price was decreased at the Final Closing Date pursuant to Section 2.9(b) by the Final Closing Adjustment Amount and the Final Closing Target Accounts Receivable exceeds the Actual Accounts Receivable for the period from the Primary Closing Date to and including the Final Closing Date, then the Total Cash Purchase Price shall be (x) increased by an amount equal to the Final True Up Amount in the event the Final True Up Amount is a positive number or (y) decreased by an amount equal to the absolute value of the Final True Up Amount in the event the Final True Up Amount is a negative number, (ii) if the Total Cash Purchase Price was not adjusted at the Final Closing Date pursuant to Section 2.9(b) and the Final Closing Target Accounts Receivable exceeds the Actual Accounts Receivable for the Primary Closing Date, then the Total Cash Purchase Price shall be decreased by the amount of any such excess and (iii) if the Total Cash Purchase Price was not adjusted at the Final Closing Date pursuant to Section 2.9(b) and the Actual Accounts Receivable for the Final Closing Date is greater than the Final Target Accounts Receivable, then there shall be no adjustment to the Total Cash Purchase Price. For the purposes of this Section 2.9, the “Final True Up Amount” means the difference between Actual Closing Accounts Receivable at the Final Closing Date and the Final Closing Estimated Accounts Receivable, which may be a positive or negative number.

(j) Any adjustment to the Total Cash Purchase Price pursuant to Section 2.9(g) or (h) shall be paid by wire transfer of immediately available funds to the account specified by Seller, if Seller is owed payment, or to the account specified by Buyer, if Buyer is owed payment, within three (3) days after (A) the Independent Accounting Firm’s determination of Primary Closing Accounts Receivable or Final Closing Accounts Receivable as set forth on each of the respective Actual Accounts Receivable Statements has become final and binding in accordance with Section 2.9(e) or (B) the date the Actual Accounts Receivable Statement has become final and binding in accordance with Section 2.9(c).

(k) Any payment made pursuant to this Section 2.9 shall (1) be accompanied by the payment of interest on the amount so paid, from and including the Applicable Closing Dates but excluding the date of the payment, calculated on a monthly basis at the prime rate of interest published in the Wall Street Journal, Eastern Edition in effect from time to time during the period beginning on the date of the Applicable Closing Dates and ending on the date of payment and (2) be treated for all purposes as an adjustment to the Purchase Price.

(l) For the purposes of this Section 2.9, no effect will be given to the reversal of any credit since October 31, 2004, other than in respect of direct compensation to SBG customers or the provision of services to SBG customers.

ARTICLE III.

CLOSING AND HOLDBACK

3.1 Closing. Unless this Agreement shall have been terminated in accordance with Section 10.1 hereof, the closing of the purchase and sale of the Purchased Assets, the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated herein, including the Holdback Assets and the Holdback Liabilities to be transferred on each Applicable Closing Date, (in each applicable case, a “Closing”) shall be held at 10:00 a.m. New York time at the offices of Latham & Watkins LLP, at 885 Third Avenue, New York, NY 10022, with respect to the transfer of the Applicable Purchased Assets and the assumption of the Assumed Liabilities described in Sections 2.1 and 2.2, on the Applicable Closing Date, unless the parties hereto otherwise agree in writing.

3.2 Payment of Applicable Closing Cash Purchase Price and Applicable Synthetic Closing Purchase Price; Assumption of Assumed Liabilities.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions contained in this Agreement, in consideration of the aforesaid sale, conveyance, transfer, assignment and delivery of the Applicable Purchased Assets, Buyer will, at the Applicable Closing Date, assume the Assumed Liabilities related to the Applicable Purchased Assets and pay Seller the Applicable Cash Purchase Price less any Applicable Synthetic Cash Purchase Price paid to Seller prior to such Applicable Closing Date (if any) by wire transfer of immediately available funds to an account designated in writing by Seller at least three (3) Business Day prior to the Applicable Closing Date; provided that at the Final Closing Date Buyer shall also pay Seller, by wire transfer of immediately available funds to an account designated in writing by Seller at least three (3) Business Days prior to the Final Closing Date, an amount equal to the product of (x) the sum of (i) the MSA Holdback Amount in the event there shall have been an Applicable Closing Date prior to such Final Closing Date and (ii) the MSA Synthetic Holdback Amount in the event there shall have been an Applicable Synthetic Closing Date prior to such Final Closing Date and (y) either (i) 1 in the event there are no remaining Holdback Assets on the Final Closing Date or (ii) a fraction, the numerator of which is equal to the aggregate revenue of SBG attributable to the SBG customers that have been transferred to Buyer up to and including the Final Closing Date and the denominator of which is equal to the aggregate revenue of SBG as a whole, both as reflected on Schedule A. Notwithstanding the foregoing, no Applicable Closing Date shall occur at any time following March 31, 2006.

(b) Upon the terms of this Agreement, Buyer will, at the Applicable Synthetic Closing Date, pay Seller the Applicable Synthetic Cash Purchase Price by wire transfer of immediately available funds to an account designated in writing by Seller at least three (3) Business Days prior to the Applicable Synthetic Closing Date.

3.3 Deliveries at Closing.

(a) To effect the transactions contemplated hereby, Seller shall, at each Closing (as applicable), deliver to Buyer, or cause to be delivered to Buyer (unless previously delivered):

(i) at each Closing, a bill of sale in substantially the form attached hereto as Exhibit C conveying in the aggregate all of Seller’s owned tangible personal property included in the Purchased Assets transferred to Buyer at such Closing (“Bill of Sale”);

(ii) at each Closing, subject to Section 9.5 hereof, one or more assignment documents in substantially the form attached hereto as Exhibit D executed by Seller and assigning the SBG Contracts transferred to Buyer at such Closing (the “Assignment of Contracts”);

(iii) at the Primary Closing Date, a Transition Services Agreement in substantially the form attached hereto as Exhibit F executed by Seller (“Transition Services Agreement”);

(iv) at the Primary Closing Date, a Carrier Services Agreement in substantially the form attached hereto as Exhibit G executed by Seller (the “Carrier Services Agreement”);

(v) at the Primary Closing Date, the Sublease Agreements executed by Seller;

(vi) at the Primary Closing Date, executed counterparts to each of the other Ancillary Agreements; and

(vii) at each Closing, the certificates and other documents required to be delivered at a Closing as described in Article VIII.

(b) To effect the transactions contemplated hereby, Buyer shall, at each Closing (as applicable), deliver to Seller, or cause to be delivered to Seller (unless previously delivered):

(i) at each Closing, the amounts payable to Seller in accordance with Section 3.2 hereof;

(ii) at each Closing, an instrument of assumption in substantially the form attached hereto as Exhibit E, evidencing Buyer’s assumption, in accordance with Section 2.2 hereof, of the Assumed Liabilities (the “Assumption Agreement”);

(iii) at the Primary Closing Date, the Transition Services Agreement executed by Buyer;

(iv) at the Primary Closing Date, the Carrier Services Agreement executed by Buyer;

(v) at the Primary Closing Date, executed counterparts to each of the other Ancillary Agreements; and

(vi) at each Closing, the certificates and other documents required to be delivered at a Closing as described in Article VII.

(c) To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to the parties.

3.4 Holdback Amount and Release. The parties acknowledge and agree that deferral of the payment in respect of the Holdback Assets to Seller at a Closing is solely to account for the failure to obtain the applicable Regulatory Approvals relating thereto by the Applicable Closing Date and that such amounts shall not be used to satisfy any other Losses or any other right of set-off, netting, offset, recoupment or similar right whatsoever.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as of the date of this Agreement, except as otherwise set forth on the Disclosure Schedules, as follows:

4.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan, with the requisite corporate power and authority to conduct its business, including SBG, as it is presently being conducted and to own, lease and operate the Purchased Assets. Seller is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by Seller or the nature of the business conducted by Seller makes such qualification necessary, except in any such jurisdictions where the failure to be duly so qualified or licensed would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Schedule 4.1 sets forth a complete and correct list of all jurisdictions in which Seller is required to qualify to conduct business as a foreign corporation based on the operations or assets of SBG.

4.2 Authorization. Except as set forth on Schedule 4.2, Seller has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. This Agreement has been and each of the Ancillary Agreements at Closing will be, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by Buyer, subject to the receipt of Regulatory Approvals, is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

4.3 Absence of Certain Changes or Events. Except as set forth on Schedule 4.3, since December 31, 2004 there has not been any failure of Seller to carry on diligently the operation of SBG in the ordinary course of business so as to keep available to Buyer the services of the Business Employees and to preserve for Buyer the Purchased Assets and the goodwill of third parties having business dealings with SBG. Notwithstanding the foregoing, except as set forth on Schedule 4.3, since December 31, 2004 and as the following relates to SBG: (a) no Material Contracts other than customer Contracts have expired or terminated by their terms, or have been amended, rescinded or terminated and there has been no material change to the form customer Contracts provided to SBG customers; (b) Seller has not sold, transferred or disposed of or agreed to sell, transfer or dispose of, any assets related to SBG other than in the ordinary course of business; (c) Seller has not acquired any assets used in connection with SBG except in the ordinary course of business, nor acquired or merged with any other business; (d) no material asset of Seller used in connection with SBG has been destroyed, damaged or otherwise lost (whether or not covered by insurance) in a manner that would have a material and adverse affect on the Purchased Assets; (e) there has been no waiver or amendment of any material right relating to SBG; (f) no increases have been made to the salary or other compensation payable or to become payable to any Business Employee or former employee of SBG and Seller has not obligated itself or its affiliates to pay any bonus or other additional salary or compensation to any Business Employee; (g) there has been no agreement to take any action described above; and (h) there has been no Material Adverse Effect.

4.4 Title to Purchased Assets. Except as set forth on Schedule 4.4, Seller is the beneficial owner of the Purchased Assets, other than the leased Purchased Assets, and has good and marketable title to such Purchased Assets, or, in the case of leased Purchased Assets, valid and enforceable rights to use such Purchased Assets, free and clear of all Encumbrances except for Permitted Encumbrances. At the Closing, Seller will transfer good and marketable title to or a valid leasehold interest in the Purchased Assets free and clear of all Encumbrances, other than Permitted Encumbrances. The Purchased Assets (a) are owned, licensed, leased or subleased by Seller and not any third party and (b) except for the Excluded Assets (including the assets owned or leased by Seller and used to provide Buyer with services under the Ancillary Agreements), include all of the assets, properties and rights that are used in the conduct of SBG. All the Purchased Assets that are tangible assets are in good operating condition and repair for the purpose in which they are intended, subject only to ordinary wear and tear.

4.5 Financial Information. Set forth on Schedule 4.5 are true and correct copies of revenue statements related to SBG for (a) the fiscal years ended December 31, 2003 and December 31, 2004 and (b) the month ended January 31, 2005, each broken down by product line and the corresponding minutes of usage, as applicable. Such revenue statements have been compiled from the books and records of Seller, have been prepared in accordance with GAAP applied on a consistent basis during the respective periods and fairly present in all material respects the revenue generated by SBG as of their respective dates and for their respective periods covered.

4.6 No Conflict or Violation; Consents and Approvals.

(a) Except as set forth in Schedule 4.6(a) and other than obtaining Regulatory Approvals, neither the execution, delivery or performance by Seller of this Agreement or the Ancillary Agreements nor the consummation by Seller of the transactions contemplated hereby and thereby will (i) violate or conflict with any provision of the organizational documents of Seller, (ii) in any respect violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any SBG Contract (x) expiring beyond more than one year from the date hereof and (y) generating more than $50,000 of revenue per year, (iii) violate in any material respect any Law or Governmental Order applicable to Seller and the Purchased Assets, except in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, terminations or accelerations which (x) would not be material and adverse to the Purchased Assets, individually or taken as a whole, or (y) arising solely by virtue of non-assignment or other consent provisions contained in SBG customer Contracts (except for the specific obligation arising pursuant to clauses (ii)(x) and (ii)(y) above) or (iv) result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the Purchased Assets.

(b) Except as set forth in Schedule 4.6(b), no consent, approval, Permit order or authorization of, or registration, declaration or filing with, any Governmental Authority, including, but not limited to, the FCC, PUCs and the U.S. Federal Bankruptcy Court sitting in the Southern District of New York, is required by or with respect to Seller or any subsidiary of Seller, as a result of the execution and delivery of this Agreement by the Seller or the consummation of the transactions contemplated hereby, except for those required under or in relation to (i) the Communications Act, and any rules and regulations promulgated by the FCC and (ii) Laws or Orders of any state or local Governmental Authorities, except where failure to obtain such consent, approval or authorization or to make such notice, declaration, filing or registration would not be material and adverse to the Purchased Assets, individually or taken as a whole.

4.7 Leases. (a) Schedule 4.7 sets forth all leases and subleases for the Subleased Property (the “Leases”), a portion of which Buyer shall sublease pursuant to the Sublease Agreements; (b) true and complete copies of the Leases and all amendments and agreements relating thereto have been provided to Buyer; and (c) all of the Leases are valid, binding and enforceable against Seller in all respects in accordance with their respective terms, and neither Seller nor, to the knowledge of Seller, the other party to any Lease is in default (or with notice or lapse of time would constitute an event of default by the other party thereto) under such Lease in any respect, except for such defaults that would not be material and adverse to the Purchased Assets, individually or taken as a whole. Seller does not own any real property that is primarily used in SBG.

4.8 Litigation. Except as set forth on Schedule 4.8: (a) there is no material Action pending or, to the knowledge of Seller, threatened against or affecting the Purchased Assets or SBG or which could affect the ability of Seller to consummate the sale of the Purchased Assets, (b) Seller is not subject to any material Governmental Order relating to the Purchased Assets or SBG and (c) there are no unsatisfied judgments against the Purchased Assets or SBG.

4.9 Compliance with Law. Seller is in compliance in all material respects with all applicable Laws and Governmental Orders relating to SBG and the Purchased Assets. Without limiting the generality of the foregoing, Seller with respect to SBG (a) is operating in compliance in all material respects with all applicable tariffs and Laws relating to the telecommunications industry, (b) has not received, since December 31, 2003, notice of any material violations of any tariffs or Laws from any Governmental Authority and (c) has not received notice of any material violations of any tariffs or Laws from any Governmental Authority that is unresolved and would be material and adverse to the Purchased Assets, individually or taken as a whole.

4.10 Seller Plans.

(a) Schedule 4.10 sets forth a list of all Seller Plans. No Seller Plan is subject to Title IV of ERISA.

(b) All Seller Plans have been administered in all material respects in compliance with their terms and with the requirements of any applicable Law, including, but not limited to, ERISA and the Code.

(c) Seller does not maintain or contribute to or in any way directly or indirectly have any liabilities (whether contingent or otherwise) with respect to any “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(d) Neither Buyer nor Seller will incur any Liability under any severance agreement, deferred compensation agreement, employment agreement, similar agreement, or other Seller Plan solely as a result of the consummation of the transactions contemplated by this Agreement.

(e) All contributions (including all employer contributions and employee salary reduction contributions) required to be made to or with respect to each Seller Plan with respect to the service of the Business Employees as of the Primary Closing Date have been made or have been accrued for in the books and records of Seller.

(f) There are no split dollar life or key man executive insurance agreements for any Business Employees.

4.11 Tax Matters.

(a) Seller has timely filed with the appropriate Taxing Authorities all material Tax Returns required to be filed through the date hereof and will timely file any such Tax Returns required to be filed on or prior to the Final Closing Date. Such Tax Returns are or will be true, complete and correct in all material respects.

(b) All material Taxes of Seller have been timely paid, or will be timely paid.

(c) There are no Encumbrances for Taxes on or against any of the material Purchased Assets, other than Permitted Tax Liens.

4.12 No Brokers or Finders. Except for The Blackstone Group, the fees of which are the sole responsibility of Seller, Seller has not engaged or made any agreement with any broker, finder or similar agent or any person or firm which will result in the obligation of Buyer to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

4.13 Labor Relations. Seller is not a party to or bound by any collective bargaining agreement with respect to SBG or any Business Employees, and there are not, and have not been in the past two (2) years, any activities or proceedings of any labor union to organize the Business Employees, including any certification question or organizational drive. Seller has not experienced any labor strike, slowdown or other work stoppage with respect to SBG due to labor disagreements and, to the knowledge of Seller, no such action is threatened against Seller with respect to SBG. Except as set forth on Schedule 4.13(i), (a) there is no material unfair labor practice charge or complaint pending against Seller before the National Labor Relations Board with respect to SBG and (b) there is no material written grievance currently being asserted against Seller with respect to SBG. Schedule 4.13(ii) sets forth a complete and accurate list of the names, current compensation levels (annual base salary, annual target incentive and bonus or commission), adjusted service dates, hire dates, state of residence, status (active or inactive), full-time or part-time, job titles and office/work location of all Business Employees. All Business Employees are employed by Seller. To Seller’s knowledge, no executive, key Business Employee or significant group of Business Employees has provided Seller with formal notice of plans to terminate his or her employment with SBG. Seller is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours and occupational safety and health pertaining to the Employees. There are no charges, administrative proceedings or formal complaints of discrimination pending or, to Seller’s knowledge, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority against Seller pertaining to any Business Employee. There are no consultants who provide services primarily related to SBG. To Seller’s knowledge, there is no basis for any such charge, administrative proceeding or complaint. With respect to SBG, Seller has not been required to provide any notice under the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law, and Seller has not taken any action that has caused the termination of any employees by Seller to constitute a “plant closing” or “mass layoff” under any such Law.

4.14 Bankruptcy. Other than the ongoing Chapter 11 proceeding (In re Global Crossing, Ltd., No. 02-40188 (Bankr. S.D.N.Y. filed Jan. 28, 2002)), there is no pending or, to Seller’s knowledge, threatened bankruptcy, insolvency or similar proceeding to which the Purchased Assets are subject, and Seller has not taken any action to authorize the commencement of any such proceeding, and no such proceeding is contemplated by Seller. The Agreement is not subject to approval by the Bankruptcy Court relating to the ongoing Chapter 11 proceeding.

4.15 Contracts.

(a) Schedule 4.15(a) sets forth a true and complete list of the following material Contracts relating to SBG (the “Material Contracts”): (i) any mortgage, indenture, security agreement, pledge or other Contract relating to the borrowing of money or extension of credit or providing for any Encumbrance (other than Permitted Encumbrances); (ii) any employment, severance, bonus, retention or material consulting Contract; (iii) any guarantees, bonds, letters of credit or similar instruments; (iv) any joint venture, partnership or limited liability company agreements; (v) any non-competition agreement, exclusivity or any other Contract or obligation that purports to limit the manner in which, or the localities in which, SBG may be operated; (vi) any distributor, reseller, sales, license or vendor or similar Contract (other than Contracts among Seller and its affiliates) under which it is anticipated that SBG will in the next twelve months, or has in the prior twelve months, incurred costs or expenses of greater than $20,000; (vii) any customer Contract where SBG has in the twelve (12) months prior to January 31, 2005 earned revenues of greater than $25,000 with respect to such Contract or providing SBG with guaranteed revenues of greater than $25,000 for the fiscal year ended December 31, 2005; (viii) any Contract containing any minimum payment, minimum commitment, minimum guaranty or sole source provider obligations (other than under customer Contracts and Contracts in which Seller or one of its affiliates would receive any such payments, commitments, guaranties or benefits); (ix) any Contract pertaining to SBG Intellectual Property listed on Schedule 1.1(b); (x) any intercompany Contracts to which SBG is a party or to which SBG is otherwise bound and that will continue following the Final Closing Date; (xi) any Contract (other than a customer Contract) where the counterparty is a Governmental Authority; (xii) any Contract granting a power of attorney to any person; or (xiii) any other material Contract not in the ordinary course of the business.

(b) Except as set forth on Schedule 4.15(b)(i), Seller has provided Buyer with or, with respect to Contracts not in hard copy, granted access to complete and accurate copies of all such Material Contracts. Except as set forth on Schedule 4.15(b)(ii), each Material Contract is valid and binding on Seller and, to the knowledge of Seller, the other parties thereto, and is in full force and effect, and Seller has duly performed in all respects all of its material obligations as required under such Material Contract. To Seller’s knowledge, none of the other parties to any such Material Contract is in breach thereof or default thereunder in any material respect. Without limiting the generality of the foregoing, Seller is in compliance in all material respects with the terms of all such Material Contracts which provide for penalties or similar payments in the event of any failure to meet specified performance levels or the failure to satisfy any reporting requirement (including any obligation to self-report any failure to perform as required by such Material Contract).

4.16 Intellectual Property.

(a) The Intellectual Property listed on Schedule 1.1(b) is owned by Seller free and clear of all Encumbrances, other than Permitted Encumbrances, or Seller has a valid license to use the same. Buyer will acquire at Closing good and marketable title to, or a valid license to use, the Intellectual Property listed on Schedule 1.1(b), free and clear of any Encumbrances, other than Permitted Encumbrances.

(b) No written, or to Seller’s knowledge, oral claims have been made to Seller by any person that (i) Seller does not own or have the right to use Intellectual Property listed on Schedule 1.1(b), or (ii) the use of any Intellectual Property listed on Schedule 1.1(b) by SBG infringes upon the intellectual property rights of a third party and, to Seller’s knowledge, there is no valid basis for any such claim.

(c) Except as set forth on Schedule 4.16, Seller has taken reasonable steps necessary to protect the material trade secrets and other confidential information relating to SBG, and all personnel, including Business Employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of any Intellectual Property listed on Schedule 1.1(b) have (i) been party to a “work-for-hire” arrangement or agreement with Seller in accordance with applicable Law that has accorded Seller full, effective, exclusive and original ownership of all tangible and intangible property arising as a result of such contributions or participation, or (ii) have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller full, effective and exclusive ownership of the Intellectual Property listed on Schedule 1.1(b) arising as a result of such contributions or participation.

4.17 Environmental Matters. No Release has occurred at any leased real property included in the Purchased Assets during the time periods in which Seller held such a lease, and Seller has delivered to Buyer accurate and complete copies of all current environmental audits or other studies or reports in its possession relating to any environmental conditions with respect to any leased real property used by SBG.

4.18 Accounts Receivable. Except as set forth on Schedule 4.18, the accounts receivable included in the Purchased Assets arose from the provision of services or the sale of goods in the ordinary course of business and, to Seller’s knowledge, are valid obligations of the account debtors and are not subject to any counterclaim or set-off that is not fully reserved for by SBG. The accounts receivable aging by invoice for the calendar months of October 2004 and January 2005 attached on Schedule 4.18 is true and correct in all material respects.

4.19 Customers and Suppliers.

(a) Suppliers. Schedule 4.19(a) contains a true and complete list of the twenty largest suppliers of SBG by payables generated for the fiscal year ended December 31, 2004, except for such suppliers that are affiliates of Seller. Since December 31, 2004, no such supplier has terminated its relationship with or adversely curtailed its accommodations or sales to SBG or indicated its intention to terminate such relationship, curtail or materially change its accommodations or sales or the terms thereof.

(b) Customers. Schedule 4.19(b)(i) sets forth a complete and correct list of the twenty largest customers of SBG by revenues generated for the fiscal year ended December 31, 2004. Except as set forth on Schedule 4.19(b)(ii), no such customer has communicated in writing an intention to stop, materially decrease the rate of, or materially change the terms on which it does business with SBG, and, to Seller’s knowledge, no circumstances exist that would reasonably be anticipated to give rise to any such event, other than ordinary course attrition of the customer base. There are no material disputes between SBG, on the one hand, and any such customer on the other hand. To the knowledge of Seller, Appendix A to Schedule A attached hereto contains a true and complete list of the SBG customers as of January 31, 2005.

4.20 Insurance. Seller maintains insurance covering or affecting SBG that provides normal and customary levels of insurance coverage for a business of the type conducted by SBG and such insurance is reasonably sufficient to compensate for any material casualty loss that may affect the Purchased Assets. All such policies are valid, outstanding and enforceable and Seller has not agreed to cancel any of such insurance policies prior to the Closing or received written notice of any actual or threatened cancellation of any such insurance policies.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

5.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, with full corporate power and authority to conduct its business as it is presently being conducted and to own and lease its properties and assets.

5.2 Authorization. Buyer has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. This Agreement has been and each of the Ancillary Agreements at Closing will be, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement and the Ancillary Agreements by Seller, subject to the receipt of Regulatory Approvals, is a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as may be limited by the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

5.3 Compliance with Applicable Law. Buyer conducts its business in compliance with all applicable Laws, except for violations, if any, which would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Buyer to consummate the transactions contemplated hereby.

5.4 Litigation. There is no material Action pending against Buyer that is reasonably likely to adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated herein.

5.5 No Conflict or Violation; Consents and Approvals.

(a) Neither the execution, delivery or performance by Buyer of this Agreement or the Ancillary Agreements nor the consummation by Buyer of the transactions contemplated hereby and thereby will (i) violate or conflict with any provision of the organizational documents of Buyer, (ii) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any contract or agreement to which Buyer is a party or by which its assets are bound or (iii) violate any Law or Governmental Order applicable to Buyer, except in the case of each of clauses (ii) and (iii) above, for such violations, breaches, defaults, terminations or accelerations which would not reasonably be expected to materially adversely affect the ability of Buyer to consummate the transactions contemplated hereby.

(b) No material consent, approval, Permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority, including, but not limited to the FCC and PUCs, is required by or with respect to the Buyer or any subsidiary of Buyer as a result of the execution and delivery of this Agreement by the Buyer or the consummation of this transaction, except for those required under or in relation to (a) the Communications Act of 1934, as amended (the “Communications Act”), and any rules and regulations promulgated by the FCC and (b) Laws or Orders of any Governmental Authorities.

5.6 No Brokers or Finders. Buyer has not engaged or made any agreement with any broker, finder or similar agent or any person or firm which will result in the obligation of any Seller or any of its affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

5.7 Financing. At each Closing that shall occur, Buyer will have cash on hand sufficient, in the aggregate, to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and to satisfy all other costs and expenses arising in connection with such Closing.

ARTICLE VI.

COVENANTS OF SELLER AND BUYER

Seller and Buyer each covenant with the other as follows:

6.1 Notification of Certain Matters. Seller shall have the right to deliver to Buyer at the Primary Closing Date a supplement to the Disclosure Schedules (the “Supplement Schedules”) containing any matters which, if occurring prior to the date hereof, would have been required to be set forth or described on such Schedules. The Supplement Schedules shall have no effect for purposes of determining the satisfaction of the closing conditions set forth in Article VIII or for determining whether Buyer is entitled to indemnification pursuant to Section 9.3(a) hereof.

6.2 Access by Buyer. From the date hereof through the Final Closing Date (it being understood and agreed that between the Primary Closing Date and the Final Closing Date the following Section 6.2 shall only apply to the SBG Contracts in the Holdback Assets and the customers related thereto), Seller shall permit (and shall cause its Representatives to permit) Buyer and its Representatives to have access at reasonable times within normal business hours, to all personnel, books, records (including Tax records), contracts and offices of SBG as may be reasonably requested by Buyer. Any information furnished to Buyer or which Buyer receives in exercising its rights pursuant to this Section 6.2 shall be subject to the terms of Section 6.8 hereof; provided, however, that (a) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of SBG or the conduct of Seller’s business, (b) Seller shall not be required to take any action which would constitute a waiver of the attorney-client privilege, (c) Seller need not supply Buyer with any access or information which Seller is under a legal obligation not to supply and (d) Seller shall not be required to provide such information or access to any employee records other than Employee Records (except for such records that cannot be transferred pursuant to this Agreement). Buyer’s access shall include reasonable access to office space and reasonable access to telephones, copiers, facsimile machines and similar office equipment and reasonable access to Seller’s records and information, in each case to the extent relating to SBG, as necessary to facilitate the transition of ownership of the Purchased Assets.

6.3 Conduct of Business. From the date hereof through the Final Closing Date (it being understood and agreed that after the Primary Closing Date, the following Section 6.3 shall only apply to the SBG Contracts and the accounts receivable related thereto in the Holdback Assets, and the customers related thereto), Seller shall, except as contemplated by this Agreement, and except as set forth on Schedule 6.3, or as consented to by Buyer in writing, (i) operate SBG in the ordinary course of business, (ii) use its commercially reasonable efforts to preserve and maintain its relationships with the customers, suppliers and Business Employees and other persons with which it has significant business relationships with respect to SBG and (iii) use its commercially reasonable efforts to preserve the goodwill and ongoing operations of SBG. Without limiting the generality of the foregoing, Seller shall not, except as contemplated by this Agreement, except as set forth on Schedule 6.3 or as consented to by Buyer in writing, take any of the following actions from the date hereof through the Final Closing Date (it being understood and agreed that after the Primary Closing Date, the following Section 6.3 shall only apply to the SBG Contracts and the accounts receivable related thereto in the Holdback Assets, and the customers related thereto) with respect to SBG, as applicable:

(a) enter into, extend, materially modify, terminate or renew any SBG Contract, except in the ordinary course of business;

(b) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any of the Purchased Assets, or any interests therein, except for dispositions in the ordinary course of business;

(c) fail to comply in any material respect with any Laws applicable to SBG;

(d) incur any debt or subject any of its assets, properties or rights or any part thereof, to any Encumbrance, other than Permitted Encumbrances;

(e) enter into any new (or amend any existing) Seller Plan, or grant any general increase in the compensation of Business Employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment), except as required by any Contract relating to SBG to which a Business Employee is a party;

(f) commit to make any capital expenditure that is in excess of $10,000, individually, or $50,000 in the aggregate, other than in the ordinary course of business;

(g) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, any affiliate of Seller;

(h) settle, release or forgive any material Claim or Action relating to the Purchased Assets, or waive any right thereto; or

(i) enter into any agreement, or otherwise become obligated, to do any of the foregoing.

Notwithstanding anything to the contrary contained herein, the parties acknowledge that the assignment of, or transfer of control related to, the Purchased Assets may require Regulatory Approvals and that all final decisions with respect to the Purchased Assets must be taken by Seller until the Regulatory Approvals have been obtained; provided that if Buyer reasonably determines that there exists an event that has resulted in or would be reasonably likely to result in (a) an erosion of the customer base in a manner outside of the ordinary course of business or (b) any other material and adverse impact on the customer base, then Buyer may, at its own expense, take any reasonable action necessary, subject to applicable Law, to counter or prevent such event; provided, further, that such action shall be subject to the prior approval of Seller, which approval will not be unreasonably withheld, conditioned or delayed. The parties do not intend that the foregoing provisions of this Section 6.3 or any other provision in this Agreement shall effect an assignment of, or transfer of control related to, the Purchased Assets prior to obtaining the Regulatory Approvals.

6.4 Employee Matters.

(a) Buyer will make offers of employment prior to the Primary Closing Date (to be effective as of the Primary Closing Date) to the Business Employees listed on Schedule 6.4(a), giving effect to any additions or subtractions from such list as a result of personnel changes occurring in the ordinary course of business (it being understood that, redeployment of Business Employees to other businesses of Seller or its affiliates outside SBG shall not be deemed to be in the ordinary course of business). Buyer shall offer employment to all of the Business Employees as of the Primary Closing Date on an “at will” basis with the same base salary and annual cash bonus opportunity as in effect for such Business Employee immediately prior to the Primary Closing Date, and otherwise, subject to Buyer’s terms, conditions and policies of employment applicable to similarly situated employees of Buyer; provided, however, that any such Business Employee who is absent from work immediately prior to the Primary Closing Date due to injury, disability or approved leave of absence, shall be offered employment hereunder effective upon such Business Employee’s return to active employment, if such Business Employee returns to active employment no later than (i) if on a short-term disability approved leave of absence under the Family and Medical Leave Act of 1993, as amended (“FMLA”) or under the Uniformed Services Employment and Reemployment Rights Act of 1994 (“USERRA”), the last day on which such Business Employee may return to work under the provisions of Seller’s applicable short-term disability plan, FMLA or USERRA, or (ii) for all other approved leaves of absence including workers’ compensation leave, within six (6) months of the Primary Closing Date. Buyer will communicate offers of employment in accordance with applicable legal requirements and in a form determined by Buyer, which form is reasonably acceptable to Seller. Each Business Employee who accepts Buyer’s offer of employment and commences employment with Buyer shall be referred to as a “Buyer Employee” for purposes of this Agreement at the time the Business Employee first commences active employment with Buyer. If a Business Employee rejects an offer of employment, Seller or any affiliate may not offer continued employment to such Business Employee until six (6) months following the Primary Closing Date.

(b) Effective as of the Primary Closing Date (or any later date that a Business Employee becomes a Buyer Employee), Buyer or its designated affiliate shall cause each Buyer Employee who was covered under Seller Plans immediately prior to such date to be covered under employee benefit plans, programs and arrangements maintained or established by Buyer (the “Buyer Plans”). The Buyer Plans shall recognize each Buyer Employee’s service with Seller that is recognized under Seller Plans (and prior service with Seller’s predecessors to the extent such prior service is recognized under Seller Plans) for all purposes, including, without limitation, for purposes of any severance plan maintained by the Buyer.

(c) Effective as of the date a Business Employee becomes a Buyer Employee, such Buyer Employee shall cease to be covered by Seller’s employee welfare benefit plans, including plans, programs, policies and arrangements which provide medical and dental coverage, life and accident insurance, disability coverage (collectively, “Seller Welfare Plans”). Seller shall retain responsibility for all medical benefit claims incurred by Business Employees prior to the date they become Buyer Employees. For purposes of this subsection, a claim shall be deemed to have been incurred on the date the medical service giving rise to the claim is performed. With respect to the Buyer Employees, effective as of the date a Business Employee becomes a Buyer Employee, Buyer shall cause all applicable Buyer Plans that provide medical or dental coverage, life and accident insurance, and disability or similar coverage (collectively, “Buyer Welfare Plans”) to waive pre-existing condition exclusions, evidence of insurability provisions, waiting period requirements or similar provisions to the extent such exclusions, requirements and provisions were waived or satisfied under the applicable Seller Welfare Plan as of the Primary Closing Date. In addition, Buyer shall cause the applicable Buyer Welfare Plans to credit Buyer Employees with amounts credited by Seller under Seller’s health and dental plans toward the satisfaction of annual deductible and out-of-pocket maximums under such Buyer health and dental plans during the calendar year in which a Business Employee becomes a Buyer Employee.

(d) Seller shall provide to Buyer, at Buyer’s reasonable request, access to Employee Records, as needed for Buyer to comply with this Section 6.4 prior to the Primary Closing Date. Seller and Buyer shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 6.4. Buyer is solely responsible for the use of Employee Records and other employee information furnished by Seller upon receipt from Seller, and Buyer will indemnify and hold Seller harmless from and against any Losses or Liabilities incurred by Seller as a result of Buyer’s use of such Employee Records or other employee information.

(e) Seller shall be responsible for providing or discharging any and all notifications, benefits and Liabilities to Business Employees and governmental entities under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or by any other Law relating to plant closings, mass layoffs or employee separations or severance pay that are first required to be provided or discharged on or prior to the Primary Closing Date, and Buyer shall be responsible for providing any notice required pursuant to WARN with respect to a plant closing, layoff or employee separation or severance pay relating to the Buyer Employees after the Primary Closing Date to the extent resulting from events occurring after the Primary Closing Date. Seller shall retain COBRA responsibility for any Business Employees who do not become Buyer Employees. Buyer shall be responsible for the administration of and shall assume any and all obligations, if any, arising after the Primary Closing Date under COBRA with respect to Buyer Employees and their beneficiaries to the extent resulting from events occurring after the Primary Closing Date.

(f) In the event that Buyer or any of its successors and assigns (i) consolidates with or merges into any person or entity and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its assets or stock to any person, then, in each case, Buyer or its successor or assign, as applicable, shall use reasonable best efforts to make proper provision so that the successors and assigns of Buyer honor the obligations of Buyer set forth in this Section 6.4.

(g) Effective as of the Primary Closing Date, Buyer shall have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer’s 401(k) Plan”) providing benefits as of the Primary Closing Date to the Buyer Employees participating in Seller’s Savings Plan as of the Primary Closing Date. Each Buyer Employee who is participating in Seller’s Savings Plan as of the Primary Closing Date shall be eligible to become a participant in Buyer’s 401(k) Plan as of the Primary Closing Date or, if later, the date that the Business Employee becomes a Buyer Employee. Business Employees who become Buyer Employees shall receive credit for all service with Seller and its affiliates for purposes of eligibility and vesting under Buyer’s 401(k) Plan. Effective as of the Primary Closing Date, each Business Employee who, as of the Primary Closing Date, becomes a Buyer Employee and was a participant in Seller’s Savings Plan immediately prior to the Primary Closing Date shall be entitled to a distribution of his or her account balance in accordance with the terms of Seller’s Savings Plan as in effect from time to time and applicable Law. Buyer’s 401(k) Plan shall be amended prior to the Primary Closing Date to the extent necessary to provide that it shall accept rollovers, including “direct rollovers” within the meaning of Section 401(a)(31) of the Code, from Seller’s Savings Plan (including the rollover of any outstanding loan notes of Business Employees from Seller’s Savings Plan). Business Employees who are participants in Seller Savings Plan will be 100% vested in their accrued benefits, employer contributions and individual account balances under Seller’s Savings Plan as of the Primary Closing Date (or as of the date such individuals become Buyer Employees hereunder).

(h) Buyer shall assume and be responsible for the aggregate amount of the accrued but unpaid vacation pay and paid time off earned by the Buyer Employees for periods prior to the Primary Closing Date (collectively, the “Accrued Employee Payments”).

(i) Seller shall retain Liability for all performance bonus and incentive compensation (including commissions) earned in respect of Business Employees for periods prior to the Primary Closing Date, including any Liability arising under any retention bonuses or Success Bonuses.

(j) Seller shall retain liability for all grants of restricted stock units that were granted to Business Employees prior to the Primary Closing Date, including all employer taxes and costs associated with the exercise or sale of shares acquired thereunder. Seller shall cause each Business Employee who becomes a Buyer Employee to cease participation in any Seller equity compensation plans or programs as of the Primary Closing Date.

6.5 Use of Seller’s Name. Buyer agrees that:

(a) as soon as practicable after the Final Closing Date but in no event later than six (6) months after the Final Closing Date, Buyer shall remove “Global Crossing,” the Global Crossing logo and any other similar mark and any other trademark, design or logo (collectively, the “Seller Marks”) previously or currently used by Seller or any of its affiliates from (i) all buildings and signs of SBG and (ii) all invoices, letterhead, advertising and promotional materials, office forms, business cards and packaging materials; provided, however, that Buyer shall not be deemed to have violated this Section 6.5(a) by reason of: (x) the appearance of the Seller Marks in or on any third party’s publications, marketing materials, brochures, equipment or products that were distributed in the ordinary course of business prior to the Final Closing Date, and that generally are in the public domain, or any other similar uses by any such third party over which Buyer has no control or (y) the use by Buyer of the Seller Marks in a non-trademark manner for purposes of conveying to customers or the general public that the name of SBG has changed or the change in ownership or historical origins of SBG or to otherwise transition SBG to Buyer;

(b) except as may otherwise be set forth herein, in no event shall Buyer or any affiliate of Buyer advertise or hold itself out as Seller or an affiliate of Seller at any time before, on or after the Final Closing Date; and

(c) Seller hereby grants Buyer a limited, royalty free license to continue to use the Seller Marks as provided in this Section 6.5.

6.6 Monthly Revenue Reports. From the date hereof until the Final Closing Date or the earlier termination of this Agreement, as soon as practicable, but in any event within fifteen (15) days after the end of each calendar month, Seller shall cause to be prepared and delivered to Buyer true and correct copies of revenue statements related to SBG substantially in the form and on a basis consistent with the revenue statements set forth on Schedule 4.5 attached hereto (it being understood that after any Applicable Closing Date such revenue statements shall only reflect the revenue attributable to the applicable Holdback Assets), which statements shall set forth the revenue broken down by product line and the corresponding minutes of usage, as applicable. Such revenue statements will be compiled from the books and records of Seller, will be prepared in accordance with GAAP applied on a consistent basis and will fairly present in all material respects the revenue generated by SBG or by the Holdback Assets, as applicable, as of each monthly period covered.

6.7 No Additional Representations and Warranties. Buyer acknowledges that neither Seller nor any other person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Purchased Assets, except as expressly set forth in this Agreement, any Ancillary Agreement or any other agreement between the parties, and Buyer further agrees that neither Seller nor any other person shall have or be subject to any Liability to Buyer or any other person resulting from the distribution to Buyer or such person, or Buyer’s or such person’s use of, any such information, including, without limitation, the Confidential Information Memorandum prepared by The Blackstone Group and any information, documents, data or materials made available to Buyer in any data room furnished by Seller, management presentations or other form in expectation of the transactions contemplated by this Agreement. NOTWITHSTANDING ANYTHING CONTAINED IN ARTICLE IV HEREOF OR ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IT IS THE EXPRESS INTENT OF THE PARTIES HERETO THAT SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE PURCHASED ASSETS OR ANY OTHER MATTER BEYOND THOSE EXPRESSLY GIVEN IN THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE PURCHASED ASSETS, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE EXPRESSLY DISCLAIMED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, IT IS UNDERSTOOD AND AGREED BY BUYER THAT BUYER IS PURCHASING THE PURCHASED ASSETS ON AN “AS IS” AND “WHERE IS” BASIS.

6.8 Disclaimer of Estimates and Projections. In connection with Buyer’s investigation of the Purchased Assets, Buyer has received from or on behalf of Seller certain estimates, forecasts, plans and financial projections. Buyer acknowledges that (a) there are uncertainties inherent in making such estimates, forecasts, plans and projections and that Buyer is familiar with such uncertainties, (b) Buyer is taking full responsibility for conducting its own evaluation of the adequacy and accuracy of such estimates, forecasts, plans and projections (including, without limitation, the reasonableness of the assumptions underlying such estimates, forecasts, plans and projections) and (c) Buyer shall have no Claim against Seller or any other person with respect to such estimates, forecasts, plans or projections. Accordingly, Seller is making no representation or warranty with respect to such estimates, forecasts, plans and projections (including, without limitation, such underlying assumptions).

6.9 Confidentiality.

(a) Each party agrees that it shall not use any Confidential Information of any other party or its affiliates for any purpose other than in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, whether or not consummated. The receiving party will safeguard the Confidential Information against disclosure by employing the same means to protect the Confidential Information as it uses to protect its own non-public, confidential or proprietary information. Each party further agrees that it shall not divulge any such Confidential Information to any person except (i) to its employees, agents, lenders, financial and other advisors and Representatives to the extent required in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, (ii) to the extent provided in the next sentence, as required to comply with deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process and (iii) as otherwise agreed to by the parties in writing. In the event that a party becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, such party shall give the other party prompt prior written notice of such requirement so that they may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Section. In the event that such protective order or other remedy is not obtained, or that the party waives compliance with the terms of this Section, the receiving party agrees to provide only that limited portion of the Confidential Information that it is advised by counsel is legally required and to exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information. Each party shall inform its employees, agents, lenders, financial and other advisors and Representatives of the confidential nature of such information and the obligation to keep such information confidential, and shall take such other action as shall be reasonably required to cause such information to be kept confidential. Notwithstanding the foregoing, except as contemplated in (i)–(iii) above, Seller acknowledges that it possesses Confidential Information about SBG, and shall, and shall cause its controlled affiliates to, keep such Confidential Information in strict confidence. For purposes of this Agreement, “Confidential Information” shall mean any non-public, confidential or proprietary information, including any information relating to any party or its affiliates’ properties or operations; provided, however, that Confidential Information shall not include any information if:

(i) such information at the time of the disclosure or thereafter is generally available to the public (other than as a result of a disclosure by the receiving party in violation of its confidentiality obligations);

(ii) such information was available to the receiving party on a non-confidential basis from a source other than the other party; provided that such source was not known by the receiving party to be bound by a confidentiality agreement or a duty of confidentiality that protected the Confidential Information; or

(iii) such information has been independently acquired or developed without use of Confidential Information by the receiving party without violating any of its confidentiality obligations hereunder.

(b) In the event that this Agreement is terminated, if requested by any party, the other party shall promptly return the Confidential Information and all copies or other reproductions thereof, and all letters, notes and reports thereof, and all other materials, derived from the Confidential Information which are in such party’s control. The receiving party agrees to represent in writing to the other party that it has complied with the provisions of this paragraph.

(c) Buyer and Seller agree that nothing in this Agreement shall be interpreted or construed as limiting or otherwise affecting the Confidentiality Agreement, which shall remain in full force and effect.

6.10 Competing Offers. While this Agreement is still in full force and effect, neither Seller nor any of its affiliates shall, nor shall it permit its Representatives to, solicit, initiate, facilitate, or encourage any Competing Offer or any Competing Transaction or negotiate with respect to, discuss, continue or agree to any Competing Offer or any Competing Transaction. Seller shall notify Buyer within forty-eight (48) hours following receipt of any Competing Offer.

6.11 Loss of Fixtures and Equipment. If any Fixtures and Equipment constituting the Purchased Assets are destroyed, lost, stolen or damaged in a manner that would have a material and adverse affect on the operation, in the ordinary course of business, of the Purchased Assets taken as a whole prior to the Primary Closing Date, Seller shall give written notice to Buyer as soon as practicable after, but in any event within three (3) days of discovery of such damage, loss, theft or destruction, including specification of the amount of insurance, if any, directly covering such Fixtures and Equipment. Promptly after discovering any such damage, loss, theft or destruction prior to the Primary Closing Date, Seller shall submit a claim under any applicable Seller insurance policy, to the extent an insured loss, and seek recovery thereunder. Buyer shall be entitled to receive on the Primary Closing Date any proceeds of any such Seller insurance in respect of any such damage, loss, theft or destruction relating to such Fixtures and Equipment. If by the Primary Closing Date Seller has not received any insurance proceeds or such damage, loss, theft or destruction is not covered by insurance, then Seller shall replace such destroyed, lost, stolen or damaged Fixtures and Equipment with a replacement of equal or greater value and quality or shall reimburse Buyer for the cost of purchasing such replacement. After the Primary Closing Date and after Buyer has received such replacement, Seller shall be entitled to retain any proceeds of any such Seller insurance in respect of any such damage, loss, theft or destruction.

ARTICLE VII.

CONDITIONS TO SELLER’S OBLIGATIONS

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to each Applicable Closing Date, of each of the following conditions, any of which may be waived by Seller; provided that Sections 7.1 and 7.2 shall not apply to any Applicable Closing Date following the Primary Closing Date:

7.1 Accuracy. All of the Buyer’s representations and warranties in this Agreement, considered collectively and individually, shall have been accurate (determined without regard to qualifications such as “materiality” and “material adverse affect”), as of the date of this Agreement, except for inaccuracies, if any, which would not, individually or in the aggregate, be reasonably likely to have a material adverse affect on the ability of Buyer to consummate the transactions contemplated hereby.

7.2 Covenants. Buyer shall have performed and satisfied the agreements and covenants required hereby to be performed by it prior to or on the Applicable Closing Date, except for any failure to perform which would not, individually or in the aggregate, be reasonably likely to have a material adverse affect on the ability of Buyer to consummate the transactions contemplated hereby. Buyer shall furnish Seller with a certificate executed by a duly authorized officer of Buyer to the effect that the conditions contemplated by this Section 7.2 are satisfied.

7.3 No Laws or Governmental Orders. No preliminary or permanent injunction or other Governmental Order which prevents the consummation of the sale of the Purchased Assets contemplated hereby shall have been issued and remain in effect (each party agreeing to use its commercially reasonable efforts to have any such injunction or Governmental Order lifted) and no Law shall have been enacted which prohibits the consummation of the sale of the Applicable Purchased Assets.

7.4 Governmental Consents and Approvals. The receipt of all federal government consents and approvals as are necessary or reasonably desirable in order to consummate the sale of the Applicable Purchased Assets and the assumption of the Assumed Liabilities relating to the Applicable Purchased Assets, including, without limitation, all federal Regulatory Approvals; and the receipt of the state Regulatory Approvals that are necessary or reasonably desirable under applicable Regulatory Laws to transfer Applicable Purchased Assets accounting for 85% or more (the “Revenue Threshold”) of the revenue of SBG as reflected on Schedule A (it being understood and agreed that for purposes of calculating the Revenue Threshold as of any date of determination pursuant to this Section all aggregate revenue of SBG attributable to the Applicable Purchased Assets that have been transferred to Buyer at any Applicable Closing Date, as reflected on Schedule A, shall be aggregated and considered to be revenue of SBG attributable to the Applicable Purchased Assets transferred as of any such date of determination).

7.5 Deliveries. Buyer shall have made each of the applicable deliveries described in Section 3.3(b) hereof.

ARTICLE VIII.

CONDITIONS TO BUYER’S OBLIGATIONS

The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to each Applicable Closing Date, of each of the following conditions, any of which may be waived by Buyer; provided that Sections 8.1 and 8.2 shall not apply to any Applicable Closing Date following the Primary Closing Date:

8.1 Accuracy. All of the Seller’s representations and warranties in this Agreement, considered collectively and individually, shall have been accurate (determined without regard to qualifications such as “materiality,” “materially and adversely” and “Material Adverse Effect”), as of the date of this Agreement (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been accurate as of such earlier date), except for inaccuracies, if any, which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

8.2 Covenants. Seller shall have performed and satisfied in all material respects the agreements and covenants required hereby to be performed by it prior to or on the Applicable Closing Date, except for any failure to perform which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Seller shall furnish Buyer with a certificate executed by a duly authorized officer of Seller to the effect that the conditions contemplated by this Section 8.2 are satisfied.

8.3 No Law or Governmental Orders. No preliminary or permanent injunction or other Governmental Order which prevents the consummation of the sale of the Purchased Assets contemplated hereby shall have been issued and remain in effect (each party agreeing to use its commercially reasonable efforts to have any such injunction or Governmental Order lifted) and no Law shall have been enacted which prohibits the consummation of the sale of the Applicable Purchased Assets.

8.4 Governmental Consents and Approvals. The receipt of all federal government consents and approvals as are necessary or reasonably desirable in order to consummate the sale of the Applicable Purchased Assets and the assumption of the Assumed Liabilities relating to the Applicable Purchased Assets, including, without limitation, all federal Regulatory Approvals; and the receipt of the state Regulatory Approvals that are necessary or reasonably desirable under applicable Regulatory Laws to transfer Applicable Purchased Assets accounting for the Revenue Threshold of the revenue of SBG as reflected on Schedule A (it being understood and agreed that for purposes of calculating the Revenue Threshold as of any date of determination pursuant to this Section all aggregate revenue of SBG attributable to the Applicable Purchased Assets that have been transferred to Buyer at any Applicable Closing Date, as reflected on Schedule A, shall be aggregated and considered to be revenue of SBG attributable to the Applicable Purchased Assets transferred as of any such date of determination).

8.5 Deliveries. Seller shall have made each of the applicable deliveries described in Section 3.3(a) hereof.

ARTICLE IX.

POST-CLOSING COVENANTS

9.1 Books and Records; Delivery of Purchased Assets. Each party agrees that it will cooperate with and make available to the other party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Final Closing Date which are necessary or reasonably useful in connection with any Tax inquiry, audit, investigation or dispute, any Action or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose. The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 9.1 shall be subject to the terms of Section 6.8 hereof.

9.2 Survival.

(a) Each and every representation and warranty contained in this Agreement and the Disclosure Letters shall survive the Final Closing Date solely for purposes of Section 9.2 hereof until eighteen (18) months from the Final Closing Date and then expire, other than: the representations and warranties in Sections 4.10 and 4.11 as to which a Claim may be made at any time until thirty (30) days following the expiration of the applicable statute of limitations including any extension thereof.

(b) Each and every covenant contained in this Agreement and the Ancillary Agreements (other than the covenants contained in Section 6.3, covenants for which a party hereto has brought a Claim, prior to the Final Closing Date, against the other party for a breach of such covenant and the covenants contained in this Agreement and the Ancillary Agreements which by their terms are to be performed by the parties following the Final Closing Date, including any such covenants that are to be performed both before and after the Final Closing Date (collectively, the “Surviving Covenants”)) shall expire with, and be terminated and extinguished by, the consummation of the sale of the Purchased Assets and the transfer of the Assumed Liabilities pursuant to this Agreement and shall not survive the Final Closing Date; and none of Seller, Buyer or any Representative or affiliate of any of them shall have any Liability whatsoever with respect to any such covenant. Each Surviving Covenant shall survive the Final Closing Date until, and will expire when, the statute of limitation applicable to such covenant expires. Seller’s indemnification obligations pursuant to Section 9.3(a)(iii) and Buyer’s indemnification obligations pursuant to Section 9.3(b)(iii) shall survive the Final Closing Date in perpetuity. The expiration of the representations, warranties, covenants and indemnification obligations as provided in this Section 9.2 shall not affect the rights of a party in respect of any Claim made by such party in a writing (stating in reasonable detail the basis for such Claim) received by the other party prior to the expiration of the applicable survival period provided herein.

9.3 Indemnification.

(a) From and after the Applicable Closing Date, Seller shall indemnify, defend and hold harmless Buyer and its affiliates and Representatives from and against any and all Losses actually incurred by Buyer and its affiliates and Representatives in connection with, arising out of or resulting from (i) any breach of any representation or warranty made by Seller in this Agreement and the Ancillary Agreements, (ii) any breach of any Surviving Covenant made by Seller in this Agreement or any Ancillary Agreement and (iii) any Retained Liability.

(b) From and after the Applicable Closing Date, Buyer shall indemnify, defend and hold harmless Seller and its affiliates and Representatives from and against any and all Losses actually incurred by Seller and its affiliates and Representatives in connection with, arising out of or resulting from (i) any breach of any representation or warranty made by Buyer in this Agreement and the Ancillary Agreements, (ii) any breach of any Surviving Covenant made by Buyer in this Agreement or any Ancillary Agreement and (iii) any Assumed Liability.

(c) If a Claim for Losses is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 9.3; provided, however, if any Action is filed against any party entitled to the benefit of and seeking indemnity hereunder, the applicable Claim Notice shall be given to the indemnifying party as promptly as practicable (and in any event within twenty-five (25) Business Days after the service of the citation or summons). Notwithstanding the foregoing, the failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party is actually prejudiced by such failure. The parties understand and agree that the failure of the indemnified party to so notify the indemnifying party prior to settling any such Claim (whether by paying the Claim or executing a binding settlement agreement with respect thereto) or the entry of a judgment or issuance of an award with respect to such Claim shall constitute actual prejudice to the indemnifying party’s ability to defend against such Claim. After receiving a Claim Notice relating to a Claim by or against any third party, the indemnifying party shall be entitled, upon written notice to the indemnified party, at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same (unless the named parties to such Action include both the indemnifying party and the indemnified party and the indemnified party has been advised by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled, at the indemnifying party’s cost, risk and expense, to separate counsel of its own choosing) and

(iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably conditioned, withheld or delayed (it being understood that the failure of the indemnified party to give such consent shall not be considered unreasonable in respect of any compromise or settlement that contains any admission of violation of Law on the part of the indemnified party, the sole relief of which is anything other than monetary damages or does not include an unconditional release of such indemnified party from all Liabilities arising out of, or that may arise out of, such Claim). In such circumstance, the indemnified party may, at its own cost and expense, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom (it being understood that the indemnifying party shall control such defense). If the indemnifying party fails to assume the defense of such Claim within fifteen (15) Business Days after receipt of the Claim Notice, the indemnified party against which such Claim has been asserted will have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party. Any Claim the defense of which is assumed by an indemnified party shall not be compromised or settled without the written consent of the indemnifying party, such consent not to be unreasonably conditioned, withheld or delayed (it being understood that the failure of the indemnifying party to give such consent shall not be considered unreasonable in respect of any compromise or settlement that contains any admission of violation of Law on the part of the indemnified party, the sole relief of which is anything other than monetary damages, or does not include an unconditional release of such indemnifying party from all Liabilities arising out of, or that may arise out of, such Claim). In the event the indemnified party assumes the defense of a Claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement. The parties shall cooperate in all reasonable respects with each other in the investigation, trial and defense of any Claim for Losses or Action and any appeal arising therefrom. Upon determination of the amount of the Claim whether by agreement or other final adjudication, such amount shall be paid within ten (10) days of its determination.

(d) In the event of payment in full by the indemnifying party to the indemnified party in connection with any Claim (an “Indemnified Claim”), other than any claim that would have a material and adverse affect on Buyer’s relationship with any customer of SBG (it being understood that risk of loss of a customer shall be deemed to be material and adverse), the indemnifying party shall be subrogated to and shall stand in the place of the indemnified party as to any events or circumstances in respect of which the indemnified party may have any right or Claim relating to such Indemnified Claim against any claimant or plaintiff asserting such Indemnified Claim or against any other person. The indemnified party shall cooperate with the indemnifying party in a reasonable manner, and at the cost and expense of the indemnifying party, in prosecuting any subrogated right or Claim.

(e) The parties shall cooperate with each other with respect to resolving any Claim or Liability with respect to which one party is obligated to indemnify another party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such Claim or Liability.

9.4 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, (i) no indemnification under Section 9.3(a)(i) hereof shall be made by Seller and no indemnification under Section 9.3(b)(i) hereof shall be made by Buyer, and neither Seller nor Buyer shall have any Liability, respectively, to the other therefore or for any willful breach of a representation contained in this Agreement in the event of termination pursuant to Section 10.1, unless and until the aggregate amount of Losses subject to indemnification pursuant thereto and due the party being indemnified shall exceed $500,000, and once such “threshold amount” is exceeded the indemnifying party shall indemnify the indemnified party, and shall be liable, for the amount of any such Losses, including pursuant to Section 10.1, in excess of $250,000; provided that neither Seller nor Buyer shall have any Liability respectively, to the other for any individual Claim or any Liability arising out of or resulting from a single action, event, occurrence or a set of circumstances, unless such individual Claim or such Liability arising out of or resulting from a single action, event, occurrence or a set of circumstances is greater than $25,000 (it being understood and agreed that any such individual Claim or Liability shall be aggregated solely for purposes of determining when the threshold amount has been exceeded pursuant to this Section 9.4(a) and shall not be aggregated or counted for purposes of determining indemnifiable Losses, including pursuant to Section 10.1), (ii) the aggregate amount required to be paid by Seller pursuant to its indemnification obligations under Section 9.3(a)(i) hereof or by Buyer pursuant to its indemnification obligations under Section 9.3(b)(i) hereof or by Buyer or Seller for any willful breach of a representation contained in this Agreement in the event of termination pursuant to Section 10.1 shall not exceed, subject to clause (iii) below, an amount equal to $5,000,000 (the “Cap”), and neither party shall have any Liability to any indemnified party for, and such indemnified parties shall have no right to recover from Seller or Buyer, as the case may be, any amount of Losses which exceeds (and from and after the time such Losses exceed) such amount, (iii) the Cap shall not apply to any indemnifiable Losses pursuant to Sections 9.3(a)(ii), 9.3(a)(iii), 9.3(b)(ii) or 9.3(b)(iii) or to breaches of the representations contained in Sections 4.2, 4.10, 4.11, 4.12, 5.2 and 5.6, and (iv) subject to the foregoing limitations in this Section 9.4(a), neither party shall have any Liability to any indemnified party, including pursuant to Section 10.1, for, and such indemnified parties shall have no right to recover from Seller or Buyer, as the case may be, any amount of Losses which exceeds (and from and after the time such Losses exceed) an aggregate amount equal to the Total Cash Purchase Price.

(b) To the extent that any Losses or Claim therefor which is subject to indemnification hereunder are covered by insurance held by any indemnified party, such indemnified party shall only be entitled to indemnification pursuant to Section 9.3 hereof with respect to the amount of Losses in excess of the net cash proceeds received by such indemnified party pursuant to such insurance. To the extent that, following the receipt of any indemnity payments pursuant to Section 9.3 hereof, the indemnified party obtains any insurance recovery from a third party insurance provider, with respect to such Losses, such indemnified party shall promptly pay over to the indemnifying party (in proportion to their relative payments in respect of the underlying Loss) the amount of the net cash proceeds received by such indemnified party pursuant to such insurance up to, but not in excess of, the amount of the indemnity payments made by the indemnifying party pursuant to such Losses. The parties agree that no insurance company shall have any right of subrogation under this Section 9.4(b) and the parties agree that this Section 9.4(b) is not for the benefit of any third party insurance provider.

(c) Except for equitable relief, including, without limitation, injunctive relief or specific performance, to which either party hereto may be entitled, the indemnification provided in this Agreement shall be the sole and exclusive remedy of the parties with respect to this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, and the only legal action that may be asserted by a party entitled to indemnification hereunder against the indemnifying party shall be a contract action to enforce, or to recover Losses under, the indemnification provisions set forth in this Agreement. Notwithstanding the foregoing, prior to the Final Closing Date, each party shall have the right to bring a contract action to enforce, recover Losses from, or seek injunctive or equitable relief from, the other party for breaches of covenants or agreements contained in this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Losses indemnifiable under this Agreement, including under Section 10.1 (i) shall expressly exclude consequential damages, special or incidental damages, lost profits, diminution in value, punitive damages, exemplary damages, enhanced damages, multiple damages, indirect damages and other penalty or speculative damages, except for Losses arising out of third party Claims which shall be indemnifiable by the indemnifying party for all such damages and (ii) shall not be computed or determined using a multiple of earnings, book value or any similar item which may have been used in arriving at the Purchase Price or which may be reflective of the Purchase Price.

(e) Notwithstanding anything in this Agreement to the contrary, the amounts payable pursuant to indemnification obligations under this Agreement hereof shall be paid without duplication and in no event shall any party hereto be able to recover twice under different provisions of this Agreement for the same Losses, and shall be consistently treated by the parties as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by Law.

9.5 Consents to Assignment and Transfer of Certain Rights and Liabilities. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any SBG Contract or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a third party thereto, would constitute a breach or default thereof or give rise to a right of termination or cancellation thereunder, or in any way materially adversely affect the rights of Buyer thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would be reasonably likely to materially adversely affect the rights of Buyer thereunder, in the reasonable discretion of Buyer, Seller will, during the period prior to the Final Closing Date, cooperate with Buyer and use its commercially reasonable efforts, at Seller’s expense, to provide to Buyer at the Final Closing Date the benefits under any such SBG Contract or claim or right, including, without limitation, enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereto arising out of the breach, default, termination or cancellation by such third party or otherwise or, at Seller’s option, to the maximum extent permitted by Law and such SBG Contract, appoint Buyer to be Seller’s representative and agent with respect to such SBG Contract, as applicable. For a period lasting not more than three (3) months following the Final Closing Date, Buyer and Seller’s internal legal department shall continue to cooperate, at the discretion of Buyer, and use commercially reasonable efforts, at Buyer’s expense (it being understood that Buyer shall not be responsible for Seller’s overhead expenses that would otherwise be incurred in the ordinary course of business), to effect the transfer to Buyer of SBG Contracts providing revenue in excess of $25,000 per year. Prior to the Final Closing Date, Buyer shall have the right to review and comment on written material Seller communications with SBG customers outside the ordinary course of business, where the subject of such communications primarily relates to SBG (it being understood that written communications with SBG customers related to the transactions contemplated hereby, or the consummation thereof, or the transition thereof to Buyer, shall be deemed material written communications outside of the ordinary course of business hereunder). On and after the Final Closing Date, Buyer shall have the right to approve Seller communications with SBG customers outside the ordinary course of business, where the subject of such communications primarily relates to SBG. Buyer shall indemnify, defend and hold harmless Seller from and against any and all Losses incurred by Seller in connection with, arising out of or resulting from any actions taken or not taken by Buyer on or after the Final Closing Date as representative or agent with respect to any SBG Contract or the non-compliance by Buyer on or after the Final Closing Date with any Laws applicable to any such SBG Contract in its capacity as representative or agent of Seller, other than actions taken in compliance with any such SBG Contract or as directed by Seller. Seller shall indemnify, defend and hold harmless Buyer from and against any and all Losses incurred by Buyer in connection with, arising out of or resulting from any actions taken or not taken by Seller on or after the Final Closing Date with respect to any such SBG Contract, or the non-compliance by Seller on or following the Final Closing Date with any Laws applicable to any such SBG Contract, other than actions taken in compliance with any such SBG Contract or as directed by Buyer. To the extent that Buyer is provided the benefits of any SBG Contracts under this Section 9.5, Buyer will perform all of the obligations arising under such SBG Contracts.

9.6 Reimbursement for Post-Closing Collections; Accounts Receivable.

(a) From and after the Final Closing Date, Buyer shall have a right to any monies paid under any Purchased Asset, including any Contract, that has not been transferred to Buyer, Seller shall use its commercially reasonable efforts to collect all such amounts due under such Contracts, at Buyer’s expense (it being understood that Buyer shall not be responsible for Seller’s overhead expenses that would otherwise be incurred in the ordinary course of business) and Buyer shall cooperate with Seller to the extent necessary to collect all such amounts due. From and after the Final Closing Date, Buyer shall also have the right, upon notice to Seller, to (i) seek to collect any such amounts due under any Contracts in its own name, (ii) collect for its own account all receivables and other related items that are included in the Purchased Assets and (iii) to endorse with the name of Seller or any of its affiliates, as necessary, any checks or drafts received with respect to any receivables or such other related items. Seller shall use commercially reasonable efforts to pay over to Buyer within two (2), and in no event later than five (5), Business Days after receipt thereof any cash or other property received directly or indirectly by it with respect to the receivables and such other related items included in the Purchased Assets.

(b) Within ten (10) Business Days, Seller shall, at the cost and expense of Buyer, establish a lockbox (the “New Lockbox”) at Bank of America dedicated exclusively to SBG and shall provide Buyer with the relevant box numbers relating thereto and the name of each person authorized to draw thereon or to have access thereto and any other information reasonably requested by Buyer related thereto. In accordance with the time periods set forth on Schedule 5 of the Transition Services Agreement, Seller shall promptly redirect all payments with respect to SBG to the New Lockbox.

9.7 Covenant Not To Compete. From and after the Primary Closing Date until three (3) years from the Primary Closing Date, Seller shall not, and shall not permit any of its affiliates (other than persons deemed to control Global Crossing Limited) to (i) own, manage, operate, control, support, financially or otherwise (e.g., by providing consulting services to, or lending a service or trade mark to), or participate in the ownership, management, operation or control of, any business (a “Competing Business”) that provides or is directly competing with Buyer to provide voice, local and data products to the customers of Buyer existing as of the date hereof and the SBG customers existing as of the Final Closing Date (collectively, the “Noncompete Customers”) in North America, (ii) induce or seek to induce any Noncompete Customer to terminate or materially and adversely change its business relationship with Buyer, (iii) supply customer lists of the Noncompete Customers or other similar information to any third party agent or (iv) provide products or services to any Noncompete Customers obtained through third party agents of Seller or any of its affiliates; provided, however, that (A) the foregoing clauses (i) and (ii) (except to the extent Noncompete Customers are no longer customers of Buyer) shall not prohibit Seller or any of its affiliates from providing the products and services in the manner set forth in the Ancillary Agreements or providing products and services to any person as a wholesaler of telecommunications products and services, such as the type of products and services provided under the Carrier Services Agreement, or maintaining and continuing the current businesses of Seller and its affiliates other than SBG, (B) the foregoing clauses (i), (ii), (iii) and (iv) shall not prohibit Seller or any of its affiliates from owning for passive investment purposes less than five percent (5%) of the outstanding equity of a person engaged in a Competing Business, or from owning the outstanding equity of a person that is currently held as of the date of this Agreement (whether or not such person is engaged in a Competing Business), provided that such person is not controlled by or under common control with Seller or any of its affiliates, (C) the foregoing clauses (i),(ii) (only to the extent such actions are taken in connection with ordinary course competition) and (iv) above shall not prohibit any Seller Successor or its affiliates from engaging in a Competing Business or taking any of such actions, or (D) the foregoing clauses (i), (ii) (except to the extent Noncompete Customers are no longer customers of Buyer) and (iv) above shall not prohibit Seller or any of its affiliates from acquiring (including by way of merger, consolidation, business combination, sale of stock or assets or any similar transaction) a person that engages in a Competing Business or is taking any of such actions if (1) the primary purpose of any such transaction is not the acquisition of a Competing Business and (2) such Competing Business either accounts for 25% or less of the total annual revenues generated by such acquired entity in its most recent fiscal year or is divested within one year from the date it is acquired. For purposes of this Agreement, “Seller Successor” means Seller or any of its parent entities following the occurrence of any one of the following: (i) a change in the ownership or control of Seller or any of its parent entities effected through a transaction or series of transactions (including by way of merger, consolidation, business combination, sale of stock or similar transaction involving Seller or any of its parent entities) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) (other than Seller or any of its parent entities, or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, Seller) directly or indirectly acquires beneficial ownership of more than 50% of the total combined voting power of the outstanding capital stock of Seller or any of its parent entities, in either case immediately after such transaction or series of transactions; or (ii) the sale, lease, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of Seller or any of its parent entities, to an unaffiliated person. Seller acknowledges that the remedy at Law for breaches of this Section 9.7 shall be inadequate and that, in addition to any other remedy Buyer may have, it shall be entitled to an injunction restraining any breach or threatened breach, without any bond or other security being required. If any court determines that any part of this Section 9.7 is unenforceable in any respect, then such court may reduce the scope or duration of this Section 9.7 to the extent necessary so that Section 9.7 is enforceable, and this Section 9.7, as so modified, shall then be enforced.

9.8 Covenant Not To Solicit. For a period of two (2) years following the Final Closing Date, Seller shall not, and shall cause its affiliates to not, directly or indirectly encourage, induce, attempt to induce, solicit or attempt to solicit, any Buyer Employee to terminate his or her relationship with Buyer; provided, however, that the foregoing prohibition shall not be deemed to have been violated where a Buyer Employee responds to a general solicitation not specifically directed at such Buyer Employee. Notwithstanding the foregoing, for a period of one (1) year following the Final Closing Date, Seller shall not, and shall cause its affiliates to not, directly or indirectly, employ or otherwise engage in any manner any Buyer Employee listed on Schedule 9.8 attached hereto.

9.9 UCC Filings. At each Applicable Closing Date Seller shall have complied with its obligations under the Indenture dated of December 23, 2004, and the Global Security Agreement dated of December 23, 2004, by and between Seller and the parties thereto in order to have any Encumbrance arising thereunder with respect to the Applicable Purchased Assets removed as of such date, and shall instruct the trustee of the Indenture to obtain UCC termination or release statements, as applicable, in respect of the Applicable Purchased Assets. Seller shall deliver to Buyer within three (3) Business Days of any Applicable Closing Date a copy of the UCC termination filings and other applicable documents created in connection therewith.

ARTICLE X.

MISCELLANEOUS

10.1 Termination.

(a) This Agreement may be terminated at any time prior to the Primary Closing Date:

(i) By mutual written consent of Buyer and Seller;

(ii) By Buyer or Seller if the Primary Closing Date shall not have occurred on or before December 31, 2005 or such later date as the parties may agree in writing; provided, however, that this provision shall not be available to Buyer if Seller has the right to terminate this Agreement under Section 10.1(a)(iv) hereof, and this provision shall not be available to Seller if Buyer has the right to terminate this Agreement under Section 10.1(a)(iii) hereof;

(iii) By Buyer if there is a material breach of any representation or warranty of Seller set forth in Article IV hereof or any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement and such breach results or would result in the failure of a condition set forth in Article VIII to be satisfied; provided, however, that Buyer may not terminate this Agreement prior to the Primary Closing Date if Seller has not had an adequate opportunity (and in no event more than thirty (30) days) to cure such failure, provided such failure is capable of being cured, following receipt of written notice from Buyer of such failure; or

(iv) By Seller if there is a material breach of any representation or warranty of Buyer set forth in Article V hereof or of any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement and such breach results or would result in the failure of a condition set forth in Article VII to be satisfied; provided, however, that Seller may not terminate this Agreement prior to the Primary Closing Date if Buyer has not had an adequate opportunity (and in no event more than thirty (30) days) to cure such failure, provided such failure is capable of being cured, following receipt of written notice form Seller of such failure.

(b) In the event of termination of this Agreement, no party hereto shall have any Liability under this Agreement to any other party hereto, except for any willful breach of the representations contained in this Agreement or breaches of covenants contained in this Agreement occurring prior to the termination of this Agreement. Upon any such termination, each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same. The provisions of Sections 6.9, 9.3(c), 9.4, 10.3, 10.4, 10.7, 10.10, 10.13 and 10.14 hereof shall continue in full force and effect notwithstanding any termination of this Agreement or any provision hereof to the contrary.

10.2 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party (by contract, operation of Law or otherwise) without the prior written consent of the other party; provided, however, that Buyer may, without the consent of Seller and after the Final Closing Date (a) assign all or a part of its rights and obligations under this Agreement to any other person that is a direct or indirect wholly owned subsidiary of Platinum Equity, LLC or of Platinum Equity Capital Partners, L.P., a private equity fund of which an affiliate of Platinum Equity, LLC is the general partner, (b) make a collateral assignment of any rights or benefits hereunder to any lender; or (c) assign any or all of its rights, interests or obligations hereunder in connection with any sale of Buyer or all or substantially all of the assets of Buyer; provided, further, in the event of any assignment pursuant to clause (a) above Buyer shall remain primarily liable for its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise; provided, last, that Buyer may, without the consent of Seller and after the Applicable Closing Date, assign any or all of its rights or obligations under an Applicable Purchased Asset or Assumed Liability relating to the Applicable Purchased Assets.

10.3 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if personally delivered, (b) when transmitted if transmitted by telecopy, electronic or digital transmission with confirmation of delivery and a follow-up hard copy, (c) the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service and (d) upon receipt, if sent by certified or registered mail, return receipt requested. In each case any such notice, request, demand or other communication shall be sent to:

If to Seller, to:

Global Crossing Telecommunications, Inc.

1080 Pittsford-Victor Road

Pittsford, New York 14534

Attention: Michael J. Shortley III

Facsimile: (585) 381-6781

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention: James Gorton, Esq.

              David Allinson, Esq.

Facsimile: (212) 751-4864

If to Buyer, to:

Matrix Telecom, Inc.

c/o Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, California 90210

Attention: Eva M. Kalawski, Esq., General Counsel

Facsimile: 310-712-1863

or to such other place and with such other copies as either party may designate as to itself by written notice to the other.

10.4 Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, INTERPRETED AND THE RIGHTS OF THE PARTIES DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO THE CHOICE OF LAW PROVISIONS OF NEW YORK LAW).

10.5 Entire Agreement; Amendments and Waivers. This Agreement (together with all Exhibits and Schedules hereto) and the Ancillary Agreements constitute the entire agreement among the parties pertaining to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, including, without limitation, the Confidentiality Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument, binding upon the parties hereto. A facsimile signature page shall be deemed an original, unless an original is required by applicable Law.

10.7 Expenses. Except as otherwise specified in this Agreement, including, without limitation, Section 2.6 hereof, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses in connection with, arising out of or incident to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including, without limitation, any action taken by such party in preparation for carrying this Agreement into effect.

10.8 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by Law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

10.9 Titles; Gender; Certain Interpretive Matters. The titles, captions or headings of the Articles and Sections herein, and the use of a particular gender, are for convenience of reference only and are not intended to be a part of or to affect or restrict the meaning or interpretation of this Agreement. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference. All references in this Agreement to Dollars or “$” shall mean U.S. Dollars. Except as otherwise provided or if the context otherwise requires, whenever used in this Agreement, (a) the terms “include” and “including” shall be deemed to be followed by the phrase “without limitation,” (b) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (c) any definition of or reference to any Law, agreement, instrument or other document herein will be construed as referring to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified and (d) any definition of or reference to any statute will be construed as referring also to any rules and regulations promulgated thereunder.

10.10 Publicity. The parties shall consult with each other and will mutually agree upon any press release or public announcement pertaining to the transactions contemplated herein and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law. Notwithstanding the foregoing, after the initial press release or public announcement, each party may issue further press releases, tombstones and similar announcements without the consent of the other party provided that such announcement is consistent with the information contained in the initial press release or public announcement.

10.11 Exhibits and Schedules; Construction of Certain Provisions. The Exhibits and Schedules referred to in this Agreement shall be construed with and be deemed as an integral part of this Agreement to the same extent as if the same had been set forth in their entirety herein. Each disclosure in the Disclosure Schedules shall be deemed to qualify all representations and warranties of Seller or Buyer as applicable, notwithstanding the lack of a specific cross-reference, except to the extent that its applicability to a particular representation, warranty, agreement or condition is not reasonably apparent from the disclosure thereof. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Exhibits or Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in an Exhibit or a Schedule is or is not material for purposes of this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

10.12 Cumulative Remedies. Subject to Section 9.4(d) hereof, all rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at Law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

10.13 Service of Process, Consent to Jurisdiction. Each party hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of this Agreement may be brought in any New York state court or federal court sitting in the Borough of Manhattan, New York, (ii) consents to the exclusive jurisdiction of any such court in any such suit, Action or proceeding and (iii) waives any objection to the laying of venue of any such suit, Action or proceeding in any such court.

10.14 Time of Essence. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

Seller:

GLOBAL CROSSING TELECOMMUNICATIONS, INC.

By:	/s/ Glenn Tobias
Name:	Glenn Tobias
Title:	VP Corporate Development

Buyer:

MATRIX TELECOM, INC.

By:	/s/ Eva M. Kalawaski
Name:	Eva M. Kawalski
Title:	Vice President and Secretary

Schedule A

(omitted)

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